                                             Filed Pursuant to Rule 424(b)(1)
                                             Registration No. 333-94433

[TWEETER HOME LOGO]

--------------------------------------------------------------------------------
   2,550,000 SHARES
   COMMON STOCK
--------------------------------------------------------------------------------

   This is a public offering of common stock of Tweeter Home Entertainment Group, Inc. We are offering 2,550,000 shares of common stock of which 550,000 are being offered by the selling stockholders and 2,000,000 are being offered by us.

   Our common stock is traded on the Nasdaq National Market under the symbol "TWTR." On February 7, 2000, the last reported sale price of our common stock was $33.50 per share.

   INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                PER SHARE         TOTAL
                                                                ---------      -----------
    Public offering price                                        $32.00        $81,600,000
    Underwriting discounts and commissions                       $ 1.64        $ 4,182,000
    Proceeds, before expenses, to Tweeter                        $30.36        $60,720,000
    Proceeds, before expenses, to the selling stockholders       $30.36        $16,698,000

   We have granted the underwriters the right to purchase up to 382,500 additional shares at the public offering price to cover any over-allotments.

   The underwriters expect to deliver the shares against payment in Baltimore, Maryland on February 11, 2000.
   DEUTSCHE BANC ALEX. BROWN
                          PAINEWEBBER INCORPORATED
                                             DAIN RAUSCHER WESSELS
   THE DATE OF THIS PROSPECTUS IS FEBRUARY 7, 2000

DESCRIPTION OF INSIDE FRONT COVER PAGE GRAPHICS

The graphics on the inside front cover page consist of one photograph headed by a solid field with inset text heading, which solid field heading and photograph are located in the top of two thirds of the page.

The photograph (without solid field heading) measures approximately 7.675 inch (width) by 5.25 inch (length). The solid field heading measures approximately
7.675 inch (width) by 1.875 inch (length) (based on an 8.5 inch by 11 inch page). The entire graphic is centered from side-to-side. The text in the solid field heading reads "Tweeter Home Entertainment Group, Inc."

The photograph is a store-deep perspective showing general store layout and product displays with a checkout counter in the foreground where three employees are assisting customers.

The bottom of the page presents the following text: "When we refer in this prospectus to "mid to high-end" products or the like, we mean, when referring to audio products, products primarily in the $200 to $4,000 retail price range, and when referring to video products, products primarily in the $500 to $7,500 retail price range."

Underneath such text reads as follows: "Tweeter, etc.," "Tweeter," "Bryn Mawr," "HiFi Buys," "Automatic Price Protection" and "Wise Buys" are service marks of Tweeter."

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information, consolidated financial statements and notes to those statements appearing elsewhere in this prospectus. Unless we indicate otherwise, all information in this prospectus:

     - assumes no exercise of the underwriters' over-allotment option;

     - gives effect to the exercise of options to purchase 87,000 shares of common stock which will be sold by certain selling stockholders in this offering; and

     - gives effect to a two-for-one split of our common stock effected on December 2, 1999 as if it had been in effect for all periods presented.

                                    TWEETER

     We are a leading specialty retailer of mid to high-end audio and video consumer electronics products. We operate 76 stores under the Tweeter, etc. name in the New England market, the Bryn Mawr Stereo & Video name in the Mid-Atlantic market, the HiFi Buys name in the Southeast market, the Home Entertainment name in the Texas market and the DOW Stereo/Video name in the San Diego, California market. Our stores feature an extensive selection of home and car audio systems and components, portable audio equipment and home video products, including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. We differentiate ourselves by focusing on consumers who seek audio and video products with advanced features, functionality and performance. We do not offer personal computers or home office equipment. We seek to build name recognition and customer loyalty by combining quality products and knowledgeable sales associates with a high level of service and competitive prices. In 1999, we were recognized by Audio Video International Magazine as the "Consumer Electronics Retailer of the Year," and we were presented with the "Excellence in Retailing" award by the TWICE Consumer Electronics Retail Registry and the "Dealer Pride" award by Dealerscope.

INDUSTRY

     We believe that the consumer electronics industry is large, growing and fragmented, with significant consolidation opportunities. We estimate that between 1990 and 1997, retail sales of audio and video products expanded at a compound annual growth rate of 2.3% to approximately $30.0 billion. More recently, growth has accelerated with the advent of new digital products such as DVD players and high definition televisions as well as direct broadcast satellite systems and Internet-ready televisions. We believe that retail sales of audio and video products grew at a compound annual growth rate of 5.3% from 1997 to approximately $33.3 billion in 1999. At the same time, the expansion of large format national chains has created competitive pressures for smaller specialty stores that may be successfully differentiated but lack an adequate scale of operations or purchasing power to operate on a stand-alone basis. We believe that these regional specialty operations provide acquisition opportunities.

BUSINESS STRATEGY

     Our goal is to become the nation's leading specialty retailer of high-quality audio and video products to our targeted customer base. To achieve this objective, we have implemented an operating model in our Tweeter, etc., Bryn Mawr Stereo & Video, HiFi Buys, Home Entertainment and DOW Stereo/Video stores that includes:

     - a deep merchandise selection focused on mid to high-end audio and video products, including limited distribution products which accounted for approximately 34.5% of our sales for fiscal 1999;

     - exceptional customer service based upon relationship and knowledge-based selling that is critical to higher-end products;

     - every day competitive pricing featuring our patented Automatic Price Protection program; and

     - a dynamic and inviting retail environment.

     We believe that the quality and knowledge of our sales associates are critical to our success and represent a significant competitive advantage. Sales consultants initially receive five weeks of intensive classroom training and five to 15 days of additional training per year, both in the store and at regional training centers. Our relationship selling model encourages sales associates to promote a comfortable, trusting, low pressure sales environment that engenders long term customer loyalty. An integral part of our relationship selling model is our Automatic Price Protection program. We designed this program to remove pricing concerns from the purchase decision and to allow customers and the sales staff to focus on product functionality, performance and quality. Under the Automatic Price Protection program, if a customer purchases a consumer electronics product from one of our stores and a competitor within 25 miles of the store advertises a lower price within 30 days, we automatically send a check to the customer for the difference without requiring the customer to request the payment.

GROWTH STRATEGY

     We have developed an aggressive growth strategy to:

     - Open new stores -- We seek to capitalize on our brand recognition and infrastructure by opening new stores and relocating certain existing stores to more favorable sites within their respective regional markets. During fiscal 1999, we opened two Tweeter, etc. stores, two Bryn Mawr Stereo & Video stores, and one HiFi Buys store. In fiscal 2000, we have opened three new stores and intend to open an additional 11 new stores and relocate four stores.

     - Pursue acquisitions -- We selectively pursue acquisitions of established specialty audio and video retailers in new regional markets. We acquired Bryn Mawr Stereo & Video in the Mid-Atlantic market in May 1996, HiFi Buys in the Southeast market in May 1997, Home Entertainment in the Texas market in February 1999 and DOW Stereo/Video in the San Diego, California market in July 1999. On January 20, 2000, we reached an agreement in principle, subject to various terms and conditions, and regulatory approval, to acquire United Audio Centers, Inc. in the Chicago, Illinois market. In addition to expanding within and around each market by opening new stores, we seek to convert the acquired company to our core operating model.

          We believe that our initiatives have enabled us to significantly improve operating performance in these acquired retailers. The following table presents revenue, in thousands, and store contribution for each acquired retailer. The results are pro forma in the year of acquisition as if the acquisition had been completed at the start of the fiscal year. Store contribution refers to gross profit after deducting selling expenses.

                                                                                          THREE MONTHS
                                                                                              ENDED
                                                   FISCAL YEAR ENDED SEPTEMBER 30,        DECEMBER 31,
                                                -------------------------------------   -----------------
                                                 1996      1997      1998      1999      1998      1999
                                                -------   -------   -------   -------   -------   -------
Bryn Mawr Stereo & Video
  Total revenue...............................  $33,525   $35,432   $51,768   $63,638   $21,271   $26,884

  Store contribution..........................   3.1%      6.8%      7.8%      10.2%     13.7%     14.9%

HiFi Buys

  Total revenue...............................    --      $87,968   $82,810   $85,021   $27,968   $30,821

  Store contribution..........................    --       6.9%      9.9%      11.4%     12.9%     14.5%

Home Entertainment

  Total revenue...............................    --        --        --      $25,577     --      $ 9,561

  Store contribution..........................    --        --        --       5.6%       --       14.9%

DOW Stereo/Video

  Total revenue...............................    --        --        --      $39,753     --      $11,410

  Store contribution..........................    --        --        --       3.9%       --       11.2%

     Tweeter is a Delaware corporation. Our principal executive offices are located at 10 Pequot Way, Canton, Massachusetts 02021. Our telephone number is
(781) 830-3000. In this prospectus, references to "Tweeter," "we," "us," and "our" mean Tweeter Home Entertainment Group, Inc. and its predecessors and subsidiaries, unless otherwise required by the context. "Tweeter, etc." means our New England stores.

                                  THE OFFERING

Shares offered by Tweeter............................    2,000,000 shares
Shares offered by the selling stockholders...........    550,000 shares
Shares to be outstanding after the offering..........    17,416,208 shares
Use of proceeds......................................    To provide working capital and for other
                                                         general corporate purposes, including
                                                         possible strategic acquisitions
Nasdaq National Market symbol........................    TWTR

     The number of shares that will be outstanding after the offering is based on shares outstanding as of December 31, 1999 and includes the 87,000 shares of common stock issuable upon exercise of the options being exercised and sold by the selling stockholders in this offering. This number excludes 2,279,599 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 with a weighted average exercise price of $7.25 per share and 8,812 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1999 with a weighted average exercise price of $3.23 per share.

                      SUMMARY FINANCIAL AND OPERATING DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)

    You should read the following summary information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

                                                                                                         THREE MONTHS ENDED
                                                          FISCAL YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
                                                 --------------------------------------------------   -------------------------
                                                  1995      1996       1997       1998       1999        1998          1999
                                                 -------   -------   --------   --------   --------   -----------   -----------
                                                                                                      (UNAUDITED)   (UNAUDITED)
STATEMENT OF INCOME DATA:
 Total revenue.................................  $60,121   $80,607   $132,525   $232,289   $283,287     $86,784      $124,814
 Gross profit..................................   20,954    28,791     46,210     81,024    100,539      29,551        45,649
   Income from operations......................    2,238     1,953      2,053     12,072     15,436       7,796        13,688
 Income from joint venture.....................       --        --         --         --         --          --           107
 Interest expense..............................      629       617      1,808      2,753        310         201           258
                                                 -------   -------   --------   --------   --------     -------      --------
 Income before income taxes....................    1,609     1,336        245      9,319     15,126       7,595        13,537
 Income tax expense (benefit)..................     (174)     (453)        99      3,724      6,050       3,038         5,415
                                                 -------   -------   --------   --------   --------     -------      --------
 Income before extraordinary item..............    1,783     1,789        146      5,595      9,076       4,557         8,122
 Extraordinary item (less applicable income
   taxes)......................................       --        --         --       (340)        --          --            --
                                                 -------   -------   --------   --------   --------     -------      --------
   Net income..................................    1,783     1,789        146      5,255      9,076       4,557         8,122
                                                 =======   =======   ========   ========   ========     =======      ========
 Accretion of preferred stock..................       --     1,036      2,156      2,514         --          --            --
                                                 -------   -------   --------   --------   --------     -------      --------
 Net income (loss) available to common
   stockholders................................  $ 1,783   $   753   $ (2,010)  $  2,741   $  9,076     $ 4,557      $  8,122
                                                 =======   =======   ========   ========   ========     =======      ========
 Basic earnings (loss) per share
   Net income (loss) available to common
     stockholders before extraordinary item....     0.26      0.19      (0.60)      0.62       0.63        0.36          0.53
   Extraordinary item..........................       --        --         --      (0.07)        --          --            --
                                                 -------   -------   --------   --------   --------     -------      --------
   Net income (loss)...........................  $  0.26   $  0.19   $  (0.60)  $   0.55   $   0.63     $  0.36      $   0.53
                                                 =======   =======   ========   ========   ========     =======      ========
 Diluted earnings (loss) per share
   Net income (loss) available to common
     stockholders before extraordinary item....     0.26      0.19      (0.60)      0.55       0.57        0.32          0.48
   Extraordinary item..........................       --        --         --      (0.03)        --          --            --
                                                 -------   -------   --------   --------   --------     -------      --------
   Net income (loss)...........................  $  0.26   $  0.19   $  (0.60)  $   0.52   $   0.57     $  0.32      $   0.48
                                                 =======   =======   ========   ========   ========     =======      ========
 Weighted average shares outstanding
   Basic.......................................    6,742     3,880      3,345      4,973     14,385      12,713        15,277
   Diluted.....................................    6,742     3,966      3,345     10,068     15,973      14,204        17,044
OPERATING DATA:
 Store contribution(1).........................  $ 5,550   $ 6,798   $ 10,642   $ 24,117   $ 31,314     $12,052      $ 18,667
 Stores open at beginning of period............       16        18         33         47         52          52            73
 New stores....................................        2         2          4          5          5           1             3
 Relocated stores..............................        1         1          1          2          3           1             0
 Closed stores.................................        0         0          0          0          0           0             0
 Acquired stores...............................        0        13         10          0         16           0             0
 Stores open at end of period..................       18        33         47         52         73          53            76
 Comparable store sales(2).....................     12.5%      5.6%      (7.2)%     12.5%       5.0%       10.6%         11.9%

                                                                  DECEMBER 31, 1999
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(3)
                                                              --------    --------------
BALANCE SHEET DATA:
  Working capital...........................................  $ 28,583       $ 88,499
  Total assets..............................................  $165,232       $225,148
  Stockholders' equity......................................  $ 96,167       $156,083

-------------------------

(1) Refers to gross profit after deducting selling expenses. Store contribution is presented to provide additional information about us and should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of our profitability or liquidity. Our calculation of store contribution may not be comparable to similarly titled items reported by other companies.

(2) Stores are included in the comparable store base after they are in operation for 12 full months. Acquired stores are included if the store was open for 12 full months as of the date of acquisition. Remodeled or relocated stores are excluded for 12 full months.

(3) Adjusted to reflect the sale of 2,000,000 shares of common stock offered by Tweeter hereby and the exercise of options to purchase 87,000 shares of common stock which will be sold by certain selling stockholders in this offering.

                                  RISK FACTORS

     The value of an investment in Tweeter will be subject to the significant risks inherent in its business. Investors should consider carefully the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest. If any of the events described below actually occur, our business, financial condition or operating results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly. See "Special Note Regarding Forward-Looking Statements."

WE MAY BE UNABLE TO FIND SUITABLE TARGETS FOR OUR STRATEGIC ACQUISITIONS OR SUITABLE SITES FOR NEW STORES.

     Our success depends in large part on our ability to acquire or open new stores in both existing and new geographic markets. We may not be able to achieve our planned expansion, and any newly acquired or opened stores may not achieve sales and profitability levels comparable with our existing stores, or become profitable at all. In addition, the opening of new stores in an existing market could result in lower net sales at our existing stores in that market.

     There are a number of factors that affect the ability of any newly acquired or opened stores to achieve sales and profitability levels comparable with our existing stores. These factors include:

     - the identification of existing audio and video consumer electronics retailers appropriate for strategic acquisition;

     - the successful consummation of such acquisitions;

     - the identification and acquisition of suitable sites and the negotiation of acceptable leases for such sites; and

     - the obtaining of governmental and other third-party consents, permits and licenses needed to operate such additional sites.

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE THE BUSINESSES WE ACQUIRE.

     Integration of newly acquired chains and stores may involve significant delay and expense related to advertising, administration and distribution as we enter new markets. New stores acquired through such acquisitions may not operate profitably or integrate successfully into our operations. Previously acquired stores have had, and newly acquired stores may have, different merchandising, advertising, store format and operating approaches from ours, and our success in integrating such stores will depend on our ability to effect significant changes in the operations of such stores to conform to our approach in these areas. We may not be successful in effecting such changes without an adverse effect on the revenues or profitability of such stores.

WE MAY BE UNABLE TO MANAGE OUR GROWTH.

     Our rapid expansion through the opening or acquisition of new stores places significant demands on our management, resources, operations and information systems. Such expansion requires us to expend significant effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs. We also need to attract and retain additional qualified personnel, including new store managers, for such new stores.

     In addition, future acquisitions could involve the issuance of equity securities which could dilute the holdings of existing stockholders. Future acquisitions could also involve the incurrence of debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on our results of operations or financial condition.

WE ARE DEPENDENT ON THE SERVICES OF OUR KEY PERSONNEL, THE LOSS OF WHOM COULD DISRUPT OUR OPERATIONS AND COULD PREVENT US FROM EXECUTING OUR BUSINESS STRATEGIES.

     Our success depends upon the active involvement of senior management personnel, particularly Samuel J. Bloomberg, Tweeter's Chairman of the Board, and Jeffrey Stone, Tweeter's Chief Executive Officer and President. The loss of the full-time services of Messrs. Stone or Bloomberg or other members of senior management could have a material adverse effect on our results of operations and financial condition. Except for employment contracts with Messrs. Stone and Bloomberg, and with Joseph McGuire, our Chief Financial Officer and Chief Information Officer, we do not have employment agreements with any members of our senior management team.

WE MAY LACK THE FINANCIAL AND OPERATIONAL RESOURCES TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS.

     We currently compete against a diverse group of retailers, including several national and regional large format merchandisers and superstores, such as Circuit City and Best Buy, which sell, among other products, audio and video consumer electronics products similar and often identical to those we sell. We also compete in particular markets with a substantial number of retailers that specialize in one or more types of consumer electronic products that we sell. Certain of these competitors have substantially larger operations and greater financial resources than we do, enabling them to purchase inventory at lower costs or to initiate and sustain aggressive price competition. In addition, the large format stores are continuing to expand their geographic markets, and such expansion may increase price competition within those markets. A number of different competitive factors could have a material adverse effect on our results of operations and financial condition, including:

     - increased operational efficiencies of competitors;

     - competitive pricing strategies;

     - expansion by existing competitors;

     - entry by new competitors into markets in which we currently operate; or

     - adoption by existing competitors of innovative store formats or retail sales methods.

COMPETITION FROM SALES OF CONSUMER ELECTRONICS OVER THE INTERNET MAY DECREASE OUR SALES AND OUR OPERATING MARGINS.

     Our retail stores may face significant competition from sales of consumer electronics over the Internet, and we expect such sales to increase. Such increased Internet sales could cause sales in our retail stores to decrease. In addition, such factors as the ease of price comparison made possible by the Internet and the absence of sales tax in most cases for Internet sales may put pressure on our retail stores to lower their prices, which would reduce our operating margins.

WE EXPERIENCE SEASONAL AND QUARTERLY FLUCTUATIONS IN OUR SALES.

     Seasonal shopping patterns affect our business, like that of many retailers. The fourth calendar quarter, which is our first fiscal quarter and which includes the December holiday shopping period, has historically contributed to, and is expected to continue to represent, a substantial portion of our operating income for the entire fiscal year. As a result, any factors negatively affecting our business during such calendar quarter of any year, including adverse weather or unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year. More generally, our quarterly results of operations also may fluctuate based upon such factors as:

     - the timing of new store openings and new store acquisitions;

     - the amount of store pre-opening expenses;

     - the amount of net sales contributed by new and existing stores;

     - the mix of consumer electronics products sold in our stores; and

     - the profitability of sales of particular products.

YOU SHOULD NOT RELY ON OUR COMPARABLE STORE SALES AS AN INDICATION OF OUR FUTURE RESULTS OF OPERATIONS BECAUSE THEY FLUCTUATE SIGNIFICANTLY AND ARE DIFFICULT TO FORECAST.

     A number of factors have historically affected, and will continue to affect, our comparable store sales results, including, among other factors:

     - competition;

     - general regional and national economic conditions;

     - consumer trends;

     - changes in our product mix;

     - timing of promotional events;

     - new product introductions; and

     - our ability to execute our business strategy effectively.

     We do not expect comparable store sales to increase at historical rates, and comparable store sales may decrease in the future. Changes in our comparable store sales results could cause the price of our common stock to fluctuate substantially.

WE MAY FAIL TO ANTICIPATE AND REACT TO CHANGES IN CONSUMER DEMAND AND
PREFERENCES.

     Our success depends on our ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer electronics products and changes in such demand and preferences. Consumer spending patterns, particularly discretionary spending for products such as those we market, are affected by, among other things, prevailing economic conditions. The periodic introduction and availability of new products and technologies at price levels which generate wide consumer interest historically have been necessary to stimulate demand for audio and video consumer electronics products. Recently, many products have been released which incorporate digital technology, such as DVD and high-definition television. These products or other new products may never achieve widespread consumer acceptance. If these products or other new products do achieve widespread consumer acceptance, however, we may face pressure to lower the prices of such products. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. Significant deviations from the projected demand for products we sell and the price at which we sell such products would have a materially adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory. Any sustained failure by us to identify and respond to changes in consumer demand and preferences would have a material adverse effect on our results of operations and financial condition.

ANY DISRUPTION IN OUR RELATIONSHIPS WITH OUR THIRD-PARTY SUPPLIERS COULD CAUSE OUR REVENUE TO DECLINE.

     The success of our business and growth strategy depends to a significant degree upon our suppliers, particularly our brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, Yamaha, Boston Acoustics and Panasonic. We do not have any supply agreements or exclusive arrangements with any vendors. We typically order our inventory through the issuance of individual purchase orders to vendors. In addition, we rely heavily on a relatively small number of suppliers. Our two largest suppliers accounted for approximately 34% of our sales during fiscal 1999. The loss of any of these key vendors or our failure to establish and maintain relationships with these or other vendors could have a material adverse effect on our results of operations and financial condition. It is possible, especially given our growth strategy, that we will be unable to acquire sufficient quantities or an appropriate mix of consumer electronic products at acceptable prices, if at all. Specifically, our ability to establish additional stores in existing markets and to penetrate new markets depends to a significant extent on the willingness and ability of vendors to supply those additional stores, and vendors may not be willing or able to do so. As we continue to open or acquire new stores, the inability or unwillingness of suppliers to supply some or all of their products to us at acceptable prices in one or more markets could have a material adverse effect on our results of operations and financial condition.

WE RELY ON OUR JOINT VENTURE WITH OUTPOST.COM FOR SELLING PRODUCTS OVER THE INTERNET.

     We have formed a joint venture with Outpost.com to sell products over the Internet at the Tweeter@Outpost.com Web site. We rely upon Outpost.com to drive traffic to the Tweeter@Outpost.com Web site, as well as for its experience in e-commerce and its internal infrastructure to support order processing and fulfillment. Our agreement with Outpost.com permits either party to terminate the relationship at any time on 90 days' notice. If Outpost.com decided to terminate our agreement, it would be necessary for us to handle internally many of the functions currently provided by Outpost.com or contract with a third party for those functions, either of which could result in significant expense to us and delay and disruption of our Internet sales efforts. Because we only have a 50% interest in the joint venture, if customers increased their purchasing at Tweeter@Outpost.com and decreased their purchasing in our retail stores, our revenue would decline and our business would suffer.

WE MAY LACK THE FINANCIAL RESOURCES TO PURSUE OUR BUSINESS STRATEGY, PARTICULARLY TO FUND ACQUISITIONS.

     We intend to use a combination of cash and our common stock as consideration for future acquisitions. If our common stock does not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our common stock as part of the consideration for the sale of their businesses, we may be required to use more cash. If we do not have sufficient cash available, our growth could be limited unless we are able to obtain additional capital through future debt or equity financings. Such debt or equity financing may not be available on terms acceptable to us, if at all.

     We estimate the average cash investment, including expenses for tenant fit-out, demonstration and inventory (net of payables), required to open a store to be approximately $985,000. The actual cost of opening a store may be significantly greater than such current estimates, however, and we may need to seek additional debt and/or equity financing in order to fund our continued expansion through fiscal 2000 and beyond. In addition, our ability to incur additional indebtedness or issue equity or debt securities could be limited by covenants in present and future loan agreements and debt instruments. Additional issuances of our equity may result in dilution to existing stockholders.

OUR EFFORTS TO PROTECT OUR TRADEMARKS AND SERVICEMARKS MAY NOT BE ADEQUATE TO PREVENT THIRD PARTIES FROM MISAPPROPRIATING OUR INTELLECTUAL PROPERTY RIGHTS.

     Our "Tweeter, etc.," "Bryn Mawr Stereo," "DOW" and "DOW Stereo/Video" service marks have been registered with the United States Patent and Trademark Office. We have not registered the "HiFi Buys" and "Home Entertainment" service marks. We are aware that other consumer electronics retailers use the name "HiFi Buys." We have submitted applications for registration of certain other of our service marks, which applications are currently pending. We may be unable to successfully register such service marks. In addition, our service marks, whether registered or unregistered, and patents may not be effective to protect our intellectual property rights, and infringement or invalidity claims may be asserted by third parties in the future. Any such assertions, if proven to be true, could have a material adverse effect on our results of operations and financial condition.

ANTI-TAKEOVER PROVISIONS MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Our corporate charter and by-laws, as well as certain provisions of the Delaware General Corporation Law, contain provisions which may deter, discourage or make more difficult a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares.

THE PRICE OF OUR STOCK IS HIGHLY VOLATILE AND SUBJECT TO WIDE FLUCTUATIONS AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

     The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to a variety of internal and external factors. The stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. The trading prices of many companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historical levels. These trading prices and multiples may not be sustained. These broad market factors may have a material adverse effect on the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would materially adversely affect our results of operations and financial condition.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "intends," "seeks," "anticipates," "believes," "estimates," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various important factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from the expectations reflected in any forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statement to actual results.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock trades on the Nasdaq National Market under the symbol "TWTR." Public trading in our common stock commenced on July 16, 1998. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale prices for our common stock as reported by Nasdaq:

                                                               HIGH      LOW
                                                              ------    ------
FISCAL YEAR ENDED SEPTEMBER 30, 1998
Fourth Quarter (From July 16, 1998).........................  $10.56    $    5.63
FISCAL YEAR ENDED SEPTEMBER 30, 1999
First Quarter...............................................  $15.50    $    5.31
Second Quarter..............................................  $20.00    $   13.38
Third Quarter...............................................  $20.75    $   11.06
Fourth Quarter..............................................  $19.00    $   13.30
FISCAL YEAR ENDED SEPTEMBER 30, 2000
First Quarter...............................................  $39.75    $   18.50
Second Quarter (through February 7, 2000)...................  $37.50    $   27.75

     As of December 22, 1999, there were approximately 1,800 holders of record of our common stock.

                                USE OF PROCEEDS

     We estimate the net proceeds to us from the sale of 2,000,000 shares of our common stock in this offering to be approximately $59,820,000, after deducting the estimated underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate the net proceeds to us will be $71,432,700. We expect to use the net proceeds for working capital and other general corporate purposes, including possible strategic acquisitions. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the ability to allocate the proceeds at its discretion. The net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities until allocated for specific use.

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends. Payment of future dividends, if any, will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors. In addition, our current credit facility restricts the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999 and as adjusted to reflect the application of the estimated net proceeds from the sale of the 2,000,000 shares of common stock offered by us hereby and the exercise of options to purchase an aggregate of 87,000 shares of common stock which will be exercised and sold by certain selling stockholders in this offering. This table should be read in conjunction with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

     The number of shares of common stock outstanding as of December 31, 1999 excludes 2,375,411 shares of common stock issuable upon exercise of options and warrants outstanding at that date.

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized, no shares issued and outstanding actual and
     as adjusted............................................  $    --     $     --
  Common stock, $.01 par value, 30,000,000 shares
     authorized; 15,329,208 shares outstanding actual and
     17,416,208 shares outstanding as adjusted..............      172          193
  Additional paid-in capital................................   73,541      133,436
  Accumulated other comprehensive income....................      755          755
  Retained earnings.........................................   23,605       23,605
  Treasury stock, 1,896,007 shares actual and as adjusted,
     at cost................................................   (1,906)      (1,906)
                                                              -------     --------
     Total stockholders' equity.............................  $96,167     $156,083
                                                              =======     ========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
           (IN THOUSANDS, EXCEPT PER SHARE AND NUMBER OF STORES DATA)

     The selected consolidated financial and operating data for each of the five fiscal years ended September 30, 1999 have been derived from our consolidated financial statements, which have been audited by our independent auditors. The financial data for the three months ended December 31, 1998 and December 31, 1999, respectively, has been derived from unaudited financial statements of Tweeter and reflect all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of the financial position and result of operations for these periods. You should read the information set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

                                                                                                           THREE MONTHS ENDED
                                                            FISCAL YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
                                                   --------------------------------------------------   -------------------------
                                                    1995      1996       1997       1998       1999        1998          1999
                                                   -------   -------   --------   --------   --------   -----------   -----------
                                                                                                        (UNAUDITED)   (UNAUDITED)
STATEMENT OF INCOME DATA:
  Total revenue..................................  $60,121   $80,607   $132,525   $232,289   $283,287     $86,784      $124,814
  Cost of sales..................................   39,167    51,816     86,315    151,265    182,748      57,233        79,165
                                                   -------   -------   --------   --------   --------     -------      --------
    Gross profit.................................   20,954    28,791     46,210     81,024    100,539      29,551        45,649
  Selling expenses...............................   15,404    21,993     35,568     56,907     69,225      17,499        26,982
  Corporate, general and administrative
    expenses.....................................    3,247     4,716      8,102     11,128     14,822       4,041         4,647
  Amortization of goodwill.......................       65       129        487        917      1,056         215           332
                                                   -------   -------   --------   --------   --------     -------      --------
    Income from operations.......................    2,238     1,953      2,053     12,072     15,436       7,796        13,688
  Income from joint venture......................       --        --         --         --         --          --           107
  Interest expense...............................      629       617      1,808      2,753        310         201           258
                                                   -------   -------   --------   --------   --------     -------      --------
  Income before income taxes.....................    1,609     1,336        245      9,319     15,126       7,595        13,537
  Income tax expense (benefit)...................     (174)     (453)        99      3,724      6,050       3,038         5,415
                                                   -------   -------   --------   --------   --------     -------      --------
  Income before extraordinary item...............    1,783     1,789        146      5,595      9,076       4,557         8,122
  Extraordinary item (less applicable income
    taxes).......................................       --        --         --       (340)        --          --            --
                                                   -------   -------   --------   --------   --------     -------      --------
    Net income...................................    1,783     1,789        146      5,255      9,076       4,557         8,122
                                                   =======   =======   ========   ========   ========     =======      ========
  Accretion of preferred stock...................       --     1,036      2,156      2,514         --          --            --
                                                   -------   -------   --------   --------   --------     -------      --------
  Net income (loss) available to common
    stockholders.................................  $ 1,783   $   753   $ (2,010)  $  2,741   $  9,076     $ 4,557      $  8,122
                                                   =======   =======   ========   ========   ========     =======      ========
  Basic earnings (loss) per share
    Net income (loss) available to common
      stockholders before extraordinary item.....     0.26      0.19      (0.60)      0.62       0.63        0.36          0.53
    Extraordinary item...........................       --        --         --      (0.07)        --          --
                                                   -------   -------   --------   --------   --------     -------      --------
    Net income (loss)............................  $  0.26   $  0.19   $  (0.60)  $   0.55   $   0.63     $  0.36      $   0.53
                                                   =======   =======   ========   ========   ========     =======      ========
  Diluted earnings (loss) per share
    Net income (loss) available to common
      stockholders
      before extraordinary item..................     0.26      0.19      (0.60)      0.55       0.57        0.32          0.48
    Extraordinary item...........................       --        --         --      (0.03)        --          --
                                                   -------   -------   --------   --------   --------     -------      --------
    Net income (loss)............................  $  0.26   $  0.19   $  (0.60)  $   0.52   $   0.57     $  0.32      $   0.48
                                                   =======   =======   ========   ========   ========     =======      ========
  Weighted average shares outstanding
    Basic........................................    6,742     3,880      3,345      4,973     14,385      12,713        15,277
    Diluted......................................    6,742     3,966      3,345     10,068     15,973      14,204        17,044

OPERATING DATA:
  Store contribution(1)..........................  $ 5,550   $ 6,798   $ 10,642   $ 24,117   $ 31,314     $12,052      $ 18,667
  Stores open at beginning of period.............       16        18         33         47         52          52            73
  New stores.....................................        2         2          4          5          5           1             3
  Relocated stores...............................        1         1          1          2          3           1             0
  Closed stores..................................        0         0          0          0          0           0             0
  Acquired stores................................        0        13         10          0         16           0             0
  Stores open at end of period...................       18        33         47         52         73          53            76
  Comparable store sales(2)......................     12.5%      5.6%      (7.2)%     12.5%       5.0%       10.6%         11.9%

                                                                                                           THREE MONTHS ENDED
                                                            FISCAL YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
                                                   --------------------------------------------------   -------------------------
                                                    1995      1996       1997       1998       1999        1998          1999
                                                   -------   -------   --------   --------   --------   -----------   -----------
                                                                                                        (UNAUDITED)   (UNAUDITED)
BALANCE SHEET DATA:
  Working capital................................  $ 1,590   $ 1,897   $ 11,870   $ 18,263   $ 31,524     $14,756      $ 28,583
  Total assets...................................   15,162    38,619     78,688     91,643    141,619     108,135       165,232
  Long term debt, excluding current portion......    8,705    10,700     30,888      5,250      5,717           0            28
  Redeemable convertible preferred stock.........       --    11,597     20,591         --         --          --            --
  Stockholders' equity (deficit).................   (2,457)   (3,984)    (5,669)    51,610     87,245      56,168        96,167

-------------------------

(1) Refers to gross profit after deducting selling expenses. Store contribution is presented to provide additional information about us and should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of our profitability or liquidity. Our calculation of store contribution may not be comparable to similarly titled items reported by other companies.

(2) Stores are included in the comparable store base after they are in operation for 12 full months. Acquired stores are included if the store was open for 12 full months as of the date of acquisition. Remodeled or relocated stores are excluded for 12 full months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following in conjunction with the consolidated financial statements and notes to those statements which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under "Risk Factors."

OVERVIEW

     We are a leading specialty retailer of mid to high-end audio and video consumer electronics products under the Tweeter, etc., Bryn Mawr Stereo & Video, HiFi Buys, Home Entertainment and DOW Stereo/Video names. We opened our first Tweeter, etc. store in New England in 1972. Over 27 years, we have refined our retail concept to meet the needs of consumers seeking brand name products with advanced features, functionality and performance which we sell through our highly trained, relationship-driven sales force. We believe that our effective merchandising and superior customer service have enabled us to generate substantial customer loyalty.

     In 1995, we adopted an aggressive growth strategy to:

     - open new stores in current regional markets and relocate certain stores to more favorable sites; and

     - selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired companies to our core operating model and leveraging distribution, marketing and corporate infrastructure.

     To support this growth strategy, we obtained equity investments in fiscal 1996 of approximately $10.6 million, net of issuance costs, from a group of investors led by Weston Presidio and Advent International. In May 1996, we completed the Bryn Mawr Stereo & Video acquisition. In May 1997, we raised an additional $22 million, consisting of $7 million of equity and $15 million of subordinated debt from those investors and a new group of investors. We used the proceeds primarily to finance the HiFi Buys acquisition. In July 1998, we completed our initial public offering of our common stock, raising net proceeds of approximately $32.2 million. In February 1999, we completed a follow-on public offering, raising net proceeds of approximately $24.3 million. The proceeds of these offerings were used to pay off debt, fund the acquisitions of Home Entertainment in February 1999 and DOW Stereo/Video in July 1999, and for working capital. All of our acquisitions were accounted for by the purchase method of accounting.

     We seek to increase sales, profitability and asset productivity at acquired companies by converting them to our standard operating model with enhanced training for sales personnel, superior customer service, improved merchandising focused on higher-end audio and video equipment and more stringent operating controls. We also have aggressively expanded corporate infrastructure over the past two years to support anticipated higher levels of growth, including expanding our management team with the addition of senior financial, information systems, and buying personnel. We have made enhancements to our management information systems with the addition of a new mainframe and operating platform, and to our distribution and administrative infrastructure to enable us to support all five regions in which we operate on an integrated basis.

BRYN MAWR STEREO & VIDEO

     Subsequent to the Bryn Mawr Stereo & Video acquisition, we implemented a variety of strategic initiatives to convert Bryn Mawr Stereo & Video to our core operating model. These initiatives were primarily focused on increasing sales and gross margin, rather than reducing operating expenses, in order to improve store contribution. These initiatives included:

     - increasing advertising expenditures and refocusing advertising to emphasize radio, television and direct marketing rather than print;

     - implementing our every day competitive pricing and Automatic Price Protection programs;

     - initiating a substantial sales associate training program to improve product knowledge and enhance relationship selling skills; and

     - focusing the sales staff on higher margin products, particularly audio products.

     The following table sets forth total revenue in thousands and store contribution as a percentage of total revenue for Bryn Mawr Stereo & Video on a stand-alone basis. The pro forma results are presented as if the Bryn Mawr Stereo & Video acquisition had occurred on October 1, 1995 and reflect the results of Bryn Mawr Stereo & Video for a period under prior ownership. The pro forma results are based on certain estimates we made and are not necessarily indications of what our results would have been for the period.

                     PRO FORMA                                                     THREE MONTHS ENDED
                    YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED    --------------------------
                   SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,  DECEMBER 31,  DECEMBER 31,
                       1996           1997           1998           1999           1998          1999
                   -------------  -------------  -------------  -------------  ------------  ------------
Total revenue....     $33,525        $35,432        $51,768        $63,638       $21,271       $26,884
Store
 contribution....      3.1%           6.8%           7.8%           10.2%         13.7%         14.9%

HIFI BUYS

     As with the Bryn Mawr Stereo & Video acquisition, we initiated a series of strategic initiatives subsequent to the HiFi Buys acquisition to conform that chain with our business model. In contrast to Bryn Mawr Stereo & Video, however, these initiatives combined a planned decrease of revenues with a planned increase in gross margin and a substantial decrease in operating expenses to generate increased store contribution. Specifically, we:

     - adjusted the merchandise mix to increase the proportion of mid and high-end products and reduce the number of lower margin introductory products;

     - altered store employee compensation to reduce the emphasis on promotional sales and focus incentives on gross margin and store contribution;

     - reduced marketing expenditures and shifted marketing emphasis from promotional advertising toward our traditional relationship selling and every day competitive price message;

     - converted the advertising program to emphasize electronic advertising and direct mail marketing as opposed to print media;

     - implemented the Automatic Price Protection program; and

     - eliminated $2.4 million of overhead by centralizing accounting, purchasing and other support infrastructure.

     The following table sets forth total revenue in thousands and store contribution as a percentage of total revenue for HiFi Buys on a stand-alone basis. The pro forma results are presented as if the HiFi Buys acquisition had occurred on October 1, 1996 and reflect the results of HiFi Buys for a period under prior ownership. The pro forma results are based on certain estimates we made and are not necessarily indications of what our results would have been for the period.

                         PRO FORMA                                           THREE MONTHS ENDED
                        YEAR ENDED       YEAR ENDED       YEAR ENDED     ---------------------------
                       SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                           1997             1998             1999            1998           1999
                       -------------    -------------    -------------   ------------   ------------
Total revenue........   $87,968          $82,810          $85,021         $27,968        $30,821
Store contribution...     6.9%             9.9%            11.4%           12.9%          14.5%

HOME ENTERTAINMENT

     We implemented a variety of strategic initiatives to convert Home Entertainment to our core operating model focused on increasing sales in order to grow store contribution. Specifically, we:

     - adjusted the merchandise mix to expand the number of mid and high-end products offered in the stores and to introduce several new product categories, including camcorders and portable audio;

     - increased advertising expenditures and refocused advertising to emphasize radio and direct marketing rather than print;

     - implemented our every day competitive pricing and Automatic Price Protection programs; and

     - initiated a substantial sales associate training program to improve product knowledge and enhance relationship selling skills.

     The following table sets forth total revenue in thousands and store contribution as a percentage of total revenue for Home Entertainment on a stand-alone basis. The pro forma results are presented as if the Home Entertainment acquisition had occurred on October 1, 1998 and reflect the results of Home Entertainment for a period under prior ownership. The pro forma results are based on certain estimates we made and are not necessarily indications of what our results would have been for the period.

                                     PRO FORMA         PRO FORMA
                                    YEAR ENDED     THREE MONTHS ENDED   THREE MONTHS ENDED
                                   SEPTEMBER 30,      DECEMBER 31,         DECEMBER 31,
                                       1999               1998                 1999
                                   -------------   ------------------   ------------------
Total revenue....................     $25,577            $7,400               $9,561
Store contribution...............     5.6%             5.3%                14.9%

DOW STEREO/VIDEO

     As with the HiFi Buys acquisition, we initiated a series of strategic initiatives that combined a planned decrease of revenues with a planned increase in gross margin and a substantial decrease in operating expenses to generate increased store contribution. Specifically, we:

     - adjusted the merchandise mix to expand the number of mid and high-end products offered in the stores and eliminated entry-level products from the merchandise mix;

     - decreased advertising expenditures and refocused advertising to emphasize radio, television and direct marketing rather than print;

     - implemented our every day competitive pricing and Automatic Price Protection programs;

     - initiated a substantial sales associate training program to improve product knowledge and enhance relationship selling skills; and

     - focused the sales staff on higher margin products, particularly audio products.

     The following table sets forth total revenue in thousands and store contribution as a percentage of total revenue for DOW Stereo/Video on a stand-alone basis. The pro forma results are presented as if the DOW Stereo/Video acquisition had occurred on October 1, 1998 and reflect the results of DOW Stereo/Video for a period under prior ownership. The pro forma results are based on certain estimates we made and are not necessarily indications of what our results would have been for the period.

                                     PRO FORMA         PRO FORMA
                                    YEAR ENDED     THREE MONTHS ENDED   THREE MONTHS ENDED
                                   SEPTEMBER 30,      DECEMBER 31,         DECEMBER 31,
                                       1999               1998                 1999
                                   -------------   ------------------   ------------------
Total revenue....................     $39,753           $13,158              $11,410
Store contribution...............     3.9%             8.6%                11.2%

RESULTS OF OPERATIONS

     The following table is derived from our consolidated financial statements and sets forth, for the periods indicated, the actual amounts, in thousands, of certain income and expense items and their percentages relative to total revenue:

                                                                                                      THREE MONTHS ENDED
                                              FISCAL YEAR ENDED SEPTEMBER 30,                            DECEMBER 31,
                                  --------------------------------------------------------    -----------------------------------
                                        1997                1998                1999               1998                1999
                                  ----------------    ----------------    ----------------    ---------------    ----------------
                                                                                                (UNAUDITED)        (UNAUDITED)
STATEMENT OF OPERATIONS:
 Total revenue..................  $132,525   100.0%   $232,289   100.0%   $283,287   100.0%   $86,784   100.0%   $124,814   100.0%

 Gross profit...................    46,210    34.9      81,024    34.9     100,539    35.5     29,551    34.1      45,649    36.6

 Selling expenses...............    35,568    26.8      56,907    24.5      69,225    24.4     17,499    20.2      26,982    21.6

 Corporate, general and
   administrative expenses......     8,102     6.1      11,128     4.8      14,822     5.2      4,041     4.7       4,647     3.7

 Amortization of goodwill.......       487     0.4         917     0.4       1,056     0.4        215     0.2         332     0.3
                                  --------   -----    --------   -----    --------   -----    -------   -----    --------   -----

   Income from operations.......     2,053     1.5      12,072     5.2      15,436     5.4      7,796     9.0      13,688    11.0

 Income from joint venture......        --     0.0          --     0.0          --     0.0         --     0.0         107     0.1

 Interest expense...............     1,808     1.4       2,753     1.2         310     0.1        201     0.2         258     0.2
                                  --------   -----    --------   -----    --------   -----    -------   -----    --------   -----

 Income before income taxes.....       245     0.2       9,319     4.0      15,126     5.3      7,595     8.8      13,537    10.8

 Income tax expense.............        99     0.1       3,724     1.6       6,050     2.1      3,038     3.5       5,415     4.3
                                  --------   -----    --------   -----    --------   -----    -------   -----    --------   -----

 Income before extraordinary
   item.........................       146     0.1       5,595     2.4       9,076     3.2      4,557     5.3       8,122     6.5

 Extraordinary item (less
   applicable income taxes).....        --     0.0        (340)   (0.1)         --     0.0         --     0.0          --     0.0
                                  --------   -----    --------   -----    --------   -----    -------   -----    --------   -----

   Net income...................  $    146     0.1%   $  5,255     2.3%   $  9,076     3.2%   $ 4,557     5.3%   $  8,122     6.5%
                                  ========   =====    ========   =====    ========   =====    =======   =====    ========   =====

 Accretion of preferred stock...     2,156     1.6       2,514     1.1          --     0.0         --     0.0          --     0.0
                                  --------   -----    --------   -----    --------   -----    -------   -----    --------   -----

 Net income (loss) available to
   common stockholders..........  $ (2,010)   (1.5)%  $  2,741     1.2%   $  9,076     3.2%   $ 4,557     5.3%   $  8,122     6.5%
                                  ========   =====    ========   =====    ========   =====    =======   =====    ========   =====

THREE MONTHS ENDED DECEMBER 31, 1999 AS COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1998

     Total Revenue. Total revenue includes delivered sales, completed service center work orders, insurance replacement and corporate sales. Total revenue increased $38.0 million, or 43.8%, to $124.8 million in the three months ended December 31, 1999 from $86.8 million for the three months ended December 31, 1998. The increase was mainly comprised of $7.7 million from new stores, $9.3 million from comparable store sales growth, $9.4 million from the acquisition of Home Entertainment and, $10.8 million from the acquisition of Dow Stereo/Video. Comparable store sales, excluding Home Entertainment and Dow Stereo/ Video, increased by 11.9%. The Home Entertainment stores had a total comparable store sales increase of 30.1%, and the DOW Stereo/Video stores had a comparable store sales decrease of 9.1%. We are planning for comparable store sales decreases to continue for six to nine months at DOW Stereo/Video as we eliminate entry-level products and refine the merchandise mix to reflect the core Tweeter mix.

     The increase at Home Entertainment primarily resulted from the introduction of new product lines. New technology products contributed to the sales increase for the fiscal quarter ended December 31, 1999. DVD players represented approximately 8.7% of total revenue for the three months ended December 31, 1999, as compared to 6.0% for the same period in the prior year. Camcorder business was up 11.7% and digital camcorders accounted for 80.2% of the camcorder sales. Digital televisions accounted for 64.4% of all projection television sets sold in the fiscal quarter ended December 31, 1999.

     Gross Profit. Cost of sales includes merchandise, net delivery costs, distribution costs, purchase discounts, and vendor volume rebates. Cost of sales increased $21.9 million, or 38.3%, to $79.2 million in the three months ended December 31, 1999 from $57.2 million in the three months ended December 31, 1998. Gross profit increased $16.1 million, or 54.5%, to $45.6 million in the three months ended December 31, 1999 from $29.6 million for the three months ended December 31, 1998. The gross margin percentage increased 2.5%, to 36.6% for the three months ended December 31, 1999, from 34.1% for the three months ended December 31, 1998. The increase in margin was primarily due to increased sales of new digital technology products, such as DVD players, digital televisions and digital camcorders. These digital products realize higher gross margin and higher average ticket than their analog counterparts. This increase was offset by growth in the video category relative to other categories of products that we sell. Video products generally realize lower gross margin than audio products. We expect sales of digital televisions to accelerate over the next few years, which will tend to increase video sales as a percentage of our overall mix. It is a particular challenge for us to enact strategies such as its "Sell Audio with Video" strategy in order to offset the margin erosion that could occur due to an increase in sales of video products relative to the other categories of products that we sell.

     Selling Expenses. Selling expenses include the compensation of store personnel, occupancy costs, store level depreciation, advertising expenses, pre-opening expenses and credit card fees and excludes corporate, general and administrative expenses. Selling expenses increased $9.5 million, or 54.2%, to $27.0 million in the three months ended December 31, 1999 from $17.5 million for the three months ended December 31, 1998. As a percentage of revenue, selling expenses increased to 21.6% for the three months ended December 31, 1999 from 20.2% for the three months ended December 31, 1998. This increase was primarily due to higher payroll costs associated with the opening of new stores and the continued development of our custom installation departments. Higher payroll costs were also driven by the substantial increase in gross margin, as our sales force is paid an increasing commission rate on higher margin sales.

     Corporate, General and Administrative Expenses. Corporate, general and administrative expenses include the costs associated with executive officers, finance, merchandising, information systems, human resources, training, and related support functions. Corporate, general and administrative expenses increased 15.0% to $4.6 million for the three months ended December 31, 1999 from $4.0 million for the three months ended December 31, 1998. As a percentage of total revenue, corporate general and administrative expenses decreased to 3.7% for the three months ended December 31, 1999 from 4.7% for the three months ended December 31, 1998. This decrease was due to the increased sales volume from new stores opened since the fiscal quarter ended December 31, 1998 and from stores acquired in the Home Entertainment and Dow Stereo/Video acquisitions.

     Amortization of Goodwill. Amortization of goodwill increased to $332,000 for the three months ended December 31, 1999 from $215,000 for the three months ended December 31, 1998. This increase was due to the completion of the Home Entertainment acquisition on February 1, 1999 and the Dow Stereo/Video acquisition on July 1, 1999.

     Interest Expense. Interest expense increased to $258,000 for the three months ended December 31, 1999 from $201,000 for the three months ended December 31, 1998. This increase was due to the incurrence of debt to facilitate the building of new stores and the relocation of existing stores. Additionally, inventory was maintained at a higher level due to the lack of availability of the newer digital products.

     Income Taxes. Our effective tax rate for the fiscal quarters ended December 31, 1999 and December 31, 1998 was 40.0%. We expect that the income tax rate for the fiscal year ending September 30, 2000 will remain substantially unchanged.

     New Stores. In October 1999, Tweeter opened its 74(th) store in Douglasville, Georgia, operating under the HiFi Buys name. In November 1999, the Company opened its 75(th) and 76(th) stores in Snellville, Georgia and Birmingham, Alabama, both operating under the HiFi Buys name.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 AS COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1998

     Total Revenue. Total revenue increased $51.0 million, or 22%, to $283.3 million for the fiscal year ended September 30, 1999 from $232.3 million for the fiscal year ended September 30, 1998. The increase was primarily composed of revenues of $16.3 million derived from Home Entertainment from the date of acquisition, $8.0 million from DOW Stereo/Video revenues from the date of acquisition, $14.4 million from new stores, and $9.7 million from comparable store sales growth. Comparable store sales increased by 5.0%. This increase was primarily driven by sales of new digital products. This excludes a 7.6% increase in comparable store sales at Home Entertainment from February 1, 1999, and a 17.9% decrease in comparable store sales at DOW Stereo/Video from July 1, 1999.

     Gross Profit. Cost of sales increased $31.5 million, or 20.8%, to $182.7 million for the fiscal year ended September 30, 1999 from $151.3 million for the fiscal year ended September 30, 1998. Gross profit increased $19.5 million, or 24.1% to $100.5 million for the fiscal year ended September 30, 1999 from $81.0 million for the fiscal year ended September 30, 1998. Gross margin increased to 35.5% for the fiscal year ended September 30, 1999 from 34.9% for the fiscal year ended September 30, 1998. The increase in gross margin was due to higher sales of new, digital based products, which tend to have higher margins than their analog counterparts.

     Selling Expenses. Selling expenses increased $12.3 million, or 21.6%, to $69.2 million for the fiscal year ended September 30, 1999 from $56.9 million for the fiscal year ended September 30, 1998. The increase was principally associated with increased advertising costs, sales commissions paid to employees related to increased sales, fees related to private label credit card promotions, and increased rent and related staff positions for the additional stores acquired as part of both the Home Entertainment and DOW Stereo/Video acquisitions. As a percentage of total revenue, selling expenses declined to 24.4% for the fiscal year ended September 30, 1999 from 24.5% for the fiscal year ended September 30, 1998.

     Corporate, General and Administrative Expenses. Corporate, general and administrative expenses increased $3.7 million, or 33.2%, to $14,8 million for the fiscal year ended September 30, 1999 from $11.1 million for the fiscal year ended September 30, 1998. As a percentage of total revenue, corporate, general and administrative expenses increased to 5.2% for the fiscal year ended September 30, 1999 from 4.8% for the fiscal year ended September 30, 1998 as we continued to add corporate infrastructure to support our recent and planned acquisitions and new store growth.

     Amortization of Goodwill. Amortization of goodwill increased to $1,056,000, for the fiscal year ended September 30, 1999 from $917,000 for the fiscal year ended September 30, 1998. This increase is attributable to goodwill recorded in connection with the acquisitions of Home Entertainment and Dow Stereo/Video.

     Interest Expense. Interest expense decreased to $310,000 for the fiscal year ended September 30, 1999 from $2.8 million for the fiscal year ended September 30, 1998 due primarily to the elimination of outstanding debt with proceeds from our initial public offering in July 1998 and from our follow-on public offering in February 1999.

     Income Taxes. The effective tax rate for the fiscal years ended September 30, 1999 and September 30, 1998 was 40.0%.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 AS COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1997

     Total Revenue. Total revenue increased $99.8 million, or 75.3%, to $232.3 million for the fiscal year ended September 30, 1998 from $132.5 million for the fiscal year ended September 30, 1997. The increase was comprised of $59.8 million from a full year of HiFi Buys revenues, $9.4 million from new stores, and $20.9 million from comparable store sales growth. Comparable store sales increased by 12.5%, made up of a 28.6% increase at Tweeter, etc., a 19.3% increase at Bryn Mawr Stereo & Video, and a 5.2% decrease at HiFi Buys. The exit from the New England market of competing retail chains has had a favorable impact on comparable store sales at Tweeter, etc., while the revenue increase at Bryn Mawr Stereo & Video resulted from the conversion to our operating model. The decrease in HiFi Buys comparable store sales was primarily due to the planned elimination of entry level products and a decrease in associated promotional advertising.

     Gross Profit. Cost of sales increased $65.0 million, or 75.2%, to $151.3 million for the fiscal year ended September 30, 1998 from $86.3 million for the fiscal year ended September 30, 1997. Gross profit increased $34.8 million, or 75.3% to $81.0 million for the fiscal year ended September 30, 1998 from $46.2 million for the fiscal year ended September 30, 1997. The gross margin remained the same for both periods at 34.9%.

     Selling Expenses. Selling expenses increased $21.3 million, or 60.0%, to $56.9 million in the fiscal year ended September 30, 1998 from $35.6 million for the fiscal year ended September 30, 1997. The increase was principally associated with increased advertising costs, sales commissions paid to employees related to increased sales, fees related to private label credit card promotions, and increased rent and related staff positions for the additional stores acquired as part of the HiFi Buys acquisition. As a percentage of total revenue, selling expenses declined to 24.5% for the fiscal year ended September 30, 1998 from 26.8% for the fiscal year ended September 30, 1997. This decline was primarily the result of the inclusion of the HiFi Buys stores which have lower advertising expenses as a percentage of revenue than our other stores due to their concentration in a single market. Also the HiFi Buys insurance replacement business generates significant revenues with reduced store level expenses.

     Corporate, General and Administrative Expenses. Corporate, general and administrative expenses increased $3.0 million, or 37.3%, to $11.1 million for the fiscal year ended September 30, 1998 from $8.1 million for the fiscal year ended September 30, 1997. As a percentage of total revenue, corporate, general and administrative expenses decreased to 4.8% for the fiscal year ended September 30, 1998 from 6.1% for the fiscal year ended September 30, 1997 as we benefited from a larger sales base.

     Amortization of Goodwill. Amortization of goodwill increased to $917,000, for the fiscal year ended September 30, 1998 from $487,000 for the fiscal year ended September 30,

1997. This increase is attributable to goodwill recorded for a full year in connection with the HiFi Buys acquisition.

     Interest Expense. Interest expense increased to $2.8 million for the fiscal year ended September 30, 1998 from $1.8 million for the fiscal year ended September 30, 1997 due primarily to the increased debt incurred to fund the HiFi Buys acquisition.

     Income Taxes. The effective tax rate for the fiscal year ended September 30, 1998 was 40.0% compared to 40.3%, for the fiscal year ended September 30, 1997.

SEASONALITY AND QUARTERLY RESULTS

     Our business is subject to seasonal variations. Historically, we have realized a significant portion of our total revenue and net income for the year during the first and fourth fiscal quarters, with a majority of net income for such quarters realized in the first fiscal quarter. Due to the importance of the holiday shopping season, any factors negatively affecting the holiday selling season could have a material adverse effect on our financial condition and results of operations. Our quarterly results of operations may also fluctuate significantly due to a number of factors, including the timing of new store openings and acquisitions and unexpected changes in volume-related rebates from manufacturers. In addition, operating results may be negatively affected by increases in merchandise costs, price changes in response to competitive factors and unfavorable local, regional or national economic developments that result in reduced consumer spending.

     The following tables set forth certain quarterly financial data in thousands and percentages of total revenue for the nine quarters ended December 31, 1999. The quarterly information is unaudited but has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. We believe that all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results for any future period.

                              THREE MONTHS
                                 ENDED
                            ----------------
                              DECEMBER 31,
                                  1999
                            ----------------
Total revenue.............  $124,814   100.0%
Cost of sales.............    79,165    63.4
                            --------   -----
Gross profit..............    45,649    36.6
Selling expenses..........    26,982    21.6
Corporate, general and
  administrative
  expenses................     4,647     3.7
Amortization of
  goodwill................       332     0.3
                            --------   -----
Income from operations....    13,688    11.0
Income from joint
  venture.................       107     0.1
Interest expense..........       258     0.2
                            --------   -----
Income before income
  taxes...................    13,537    10.8
Income tax expense........     5,415     4.3
                            --------   -----
Net income................  $  8,122     6.5%
                            ========   =====
Stores open at beginning
  of period...............        73
New stores................         3
Relocated stores..........         0
Closed stores.............         0
Acquired stores...........         0
Stores open at end of
  period..................        76

                                                         THREE MONTHS ENDED
                            ----------------------------------------------------------------------------
                              DECEMBER 31,          MARCH 31,           JUNE 30,          SEPTEMBER 30,
                                  1998                1999                1999                1999
                            ----------------     ---------------     ---------------     ---------------
Total revenue.............  $ 86,784   100.0%    $62,236   100.0%    $59,653   100.0%    $74,614   100.0%
Cost of sales.............    57,233    65.9      39,899    64.1      38,085    63.8      47,531    63.7
                            --------   -----     -------   -----     -------   -----     -------   -----
Gross profit..............    29,551    34.1      22,337    35.9      21,568    36.2      27,083    36.3
Selling expenses..........    17,499    20.2      16,423    26.4      16,246    27.2      19,057    25.5
Corporate, general and
  administrative
  expenses................     4,041     4.7       3,222     5.2       3,451     5.8       4,108     5.5
Amortization of
  goodwill................       215     0.2         255     0.4         215     0.4         371     0.5
                            --------   -----     -------   -----     -------   -----     -------   -----
Income from operations....     7,796     9.0       2,437     3.9       1,656     2.8       3,547     4.8
Interest expense..........       201     0.2          37     0.1          41     0.1          31     0.0
                            --------   -----     -------   -----     -------   -----     -------   -----
Income before income
  taxes...................     7,595     8.8       2,400     3.9       1,615     2.7       3,516     4.7
Income tax expense........     3,038     3.5         960     1.5         646     1.1       1,406     1.9
                            --------   -----     -------   -----     -------   -----     -------   -----
Net income................  $  4,557     5.3%    $ 1,440     2.3%    $   969     1.6%    $ 2,110     2.8%
                            ========   =====     =======   =====     =======   =====     =======   =====
Stores open at beginning
  of period...............        52                  53                  61                  63
New stores................         1                   1                   2                   1
Relocated stores..........         1                   1                   1                   0
Closed stores.............         0                   0                   0                   0
Acquired stores...........         0                   7                   0                   9
Stores open at end of
  period..................        53                  61                  63                  73

                                                          THREE MONTHS ENDED
                              ---------------------------------------------------------------------------
                               DECEMBER 31,          MARCH 31,           JUNE 30,          SEPTEMBER 30,
                                   1997                1998                1998                1998
                              ---------------     ---------------     ---------------     ---------------
Total revenue...............  $74,617   100.0%    $54,512   100.0%    $49,676   100.0%    $53,483   100.0%
Cost of sales...............   49,236    66.0      35,044    64.3      32,257    64.9      34,729    64.9
                              -------   -----     -------   -----     -------   -----     -------   -----
Gross profit................   25,381    34.0      19,468    35.7      17,419    35.1      18,754    35.1
Selling expenses............   16,390    22.0      13,818    25.3      13,379    26.9      13,320    24.9
Corporate, general and
  administrative expenses...    2,617     3.5       2,771     5.1       2,734     5.6       3,006     5.6
Amortization of goodwill....      221     0.3         235     0.4         221     0.4         240     0.4
                              -------   -----     -------   -----     -------   -----     -------   -----
Income from operations......    6,153     8.2       2,644     4.9       1,085     2.2       2,188     4.1
Interest expense............      865     1.2         745     1.4         745     1.5         397     0.7
                              -------   -----     -------   -----     -------   -----     -------   -----
Income before income
  taxes.....................    5,288     7.0       1,899     3.5         340     0.7       1,791     3.3
Income tax expense..........    2,115     2.8         760     1.4         136     0.3         713     1.3
                              -------   -----     -------   -----     -------   -----     -------   -----
Income before extraordinary
  item......................    3,173     4.2       1,139     2.1         204     0.4       1,078     2.0
Extraordinary item..........       --      --          --      --          --      --        (340)   (0.6)
                              -------   -----     -------   -----     -------   -----     -------   -----
Net income..................  $ 3,173     4.2%    $ 1,139     2.1%    $   204     0.4%    $   738     1.4%
                              =======   =====     =======   =====     =======   =====     =======   =====
Stores open at beginning of
  period....................       47                  50                  50                  51
New stores..................        3                   0                   1                   1
Relocated stores............        2                   0                   0                   0
Closed stores...............        0                   0                   0                   0
Acquired stores.............        0                   0                   0                   0
Stores open at end of
  period....................       50                  50                  51                  52

LIQUIDITY AND CAPITAL RESOURCES

     Our cash needs are primarily for working capital to support our inventory requirements and capital expenditures, pre-opening expenses and beginning inventory for new stores and for remodeling or relocating older stores. Additionally, we pursue an active acquisition strategy, and capital needs are created as acquisition opportunities arise.

     Historically, our primary sources of financing have been net cash from operations, borrowings under our credit facility and proceeds from the sale of equity or subordinated notes. At December 31, 1999, working capital was $28.6 million, compared to $14.8 million at December 31, 1998. At December 31, 1999, we had $50.0 million available for borrowing under our credit facility with BankBoston N.A., and there were no balances outstanding at December 31, 1999. The credit facility is secured by our inventory and certain other assets and has an expiration date of July 31, 2001.

     Net cash provided by operating activities was $12.8 million for the three months ended December 31, 1999 compared to $9.7 million for the three months ended December 31, 1998. This was primarily the result of $8.1 million in net income, an increase in accounts payable and accrued expenses of $17.1 million, depreciation and amortization of $1.6 million and an increase in customer deposits of $1.1 million. This was offset by increases in accounts receivable of $9.0 million and inventory of $5.8 million, as well as minor changes in other operating accounts. Net cash provided by operations was $4.4 million for the fiscal year ended September 30, 1999, comprised primarily of $9.1 million in net income, an increase in accounts payable and accrued expenses of $8.0 million and depreciation and amortization of $5.2 million. This was offset by increases in inventory of $14.2 million and accounts receivable of $2.7 million and a decrease in deferred warranty income of $1.2 million, as well as minor changes in other operating accounts. Net cash provided by operations was $4.4 million for the fiscal year ended September 30, 1998, comprised primarily of $5.3 million in net income, an increase in accounts payable and accrued expenses of $2.3 million and depreciation and amortization of $3.9 million. This was offset by increases in inventory of $7.2 million and accounts receivable of $0.7 million and a decrease in deferred warranty income of $1.5 million, as well as minor changes in other operating accounts.

     Net cash used in investing activities during the three months ended December 31, 1999 was $4.2 million, primarily used for the building of new stores and the relocation of existing stores. Net cash used in investing activities during fiscal 1999 was approximately $32.1 million. Approximately $18.1 million was used to fund acquisitions, and $6.1 million was used to open five new stores and relocate three stores. The balance of $6.6 million was used for capital expenditures for equipment, fixtures and leasehold improvements. Additionally, we used $1.3 million to purchase marketable equity securities. During fiscal 1998, net cash used in investing activities was approximately $9.0 million and was primarily used to open five new stores and relocate two stores. In addition $5.2 million was used to purchase a facility in Canton, Massachusetts to serve as the corporate headquarters, service center and distribution center. There are no other material commitments for capital expenditures other than new store openings and remodeling or relocating existing stores in the next 12 months.

     Net cash used in financing activities during the three months ended December 31, 1999 was $5.9 million, composed mainly of payments made for long-term debt of $5.7 million and an investment in our Tweeter.Outpost.com joint venture of $2.7 million. This was offset by an increase in the amount due bank of $2.2 million.

     In July 1998, we completed the initial public offering of our common stock in which we received net proceeds of approximately $32.2 million. In February 1999, we completed a follow-on public offering of our common stock in which we received net proceeds of approximately $24.3 million. We used these net proceeds:

     - to repay existing indebtedness under our credit facility of $5.9 million;

     - to fund the Home Entertainment acquisition for approximately $9.6 million;

     - to fund the DOW Stereo/Video acquisition for approximately $8.8 million; and

     - for working capital and general corporate purposes.

     In October 1999, we formed a joint-venture with Outpost.com, organized as Tweeter.Outpost.com, LLC, to jointly market and sell consumer electronics over the Internet. This joint venture was capitalized with $2.5 million from each party, primarily to fund inventory procurement. In connection with this effort, we made an equity investment of $1.0 million in the common stock of Outpost.com.

     On January 20, 2000, we announced that we had reached an agreement in principle to acquire United Audio Centers, Inc. located in the greater Chicago, Illinois area. We expect to exchange our common stock with an approximate current value of $6.5 million for the acquisition of the assets and assumption of the liabilities of United Audio. The agreement in principle is subject to various terms and conditions. It is possible, therefore, that we will not complete the acquisition as planned.

RECENT ACCOUNTING PRONOUNCEMENTS

     During 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statements of Financial Accounting Standards No. 133 was not required to be implemented until fiscal year 2000. In June 1999, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of the Financial Accounting Standards Board Statement No. 133 -- an amendment of the Financial Accounting Standards Board Statement No. 133." Statements of Financial Accounting Standards No. 137 delayed the original implementation date of Statements of Financial Accounting Standards No. 133 by one year. This will require that we implement this statement in fiscal year 2001. We are currently evaluating the effects that the adoption of Statements of Financial Accounting Standards No. 133 will have on our consolidated financial statements.

     On December 3, 1999, the Securities and Exchange Commission published Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB requires, among other things, that revenues derived from products or services in which companies typically act as an agent be reported on a new basis. This SAB is required to be implemented by the Company in fiscal year 2001. Had SAB No. 101 been implemented for all periods presented, total revenue and cost of sales would have decreased by approximately $1.3 million for the three months ended December 31, 1999 and by $0.8 million for the three months ended December 31, 1998. The adoption of SAB No. 101 is not expected to have any other impact on results of operations.

                                    BUSINESS

OVERVIEW

     We are a leading specialty retailer of mid to high-end audio and video consumer electronics products. We operate 76 stores under the Tweeter, etc. name in the New England market, the Bryn Mawr Stereo & Video name in the Mid-Atlantic market, the HiFi Buys name in the Southeast market, the Home Entertainment name in the Texas market and the DOW Stereo/Video name in the San Diego, California market. Our stores feature an extensive selection of home and car audio systems and components, portable audio equipment and home video products, including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. We differentiate our stores by focusing on consumers who seek audio and video products with advanced features, functionality and performance. We do not offer personal computers or home office equipment. Our stores display products in an inviting retail environment averaging 10,000 square feet and are staffed with attentive, knowledgeable sales personnel. We seek to build name recognition and customer loyalty by combining quality products and knowledgable sales associates with a high level of service and competitive prices. In 1999, we were recognized by Audio Video International Magazine as the "Consumer Electronics Retailer of the Year," and we were presented with the "Excellence in Retailing" award by the TWICE Consumer Electronics Retail Registry and the "Dealer Pride" award by Dealerscope.

INDUSTRY

     We believe that the following trends in the consumer electronics industry create significant opportunities for a specialty retailer of audio and video products such as Tweeter:

     ADVENT OF NEW TECHNOLOGIES

     We estimate that retail sales of audio and video products were approximately $33.3 billion in 1999. Growth in the audio and video consumer electronics market has historically been accelerated by the introduction of new products based on technological innovations. For example, the proliferation of video cassette recorders and compact disc players helped to accelerate growth in the 1980s. We estimate that between 1980 and 1997, the audio and video segment expanded at a compound annual growth rate of 4.3%, with faster growth of 5.6% from 1980 to 1990 and more modest growth of 2.3% between 1990 and 1997 as these product categories matured. More recently, growth has accelerated with the advent of new digital products such as DVD players and high definition televisions, as well as direct broadcast satellite systems and Internet-ready televisions. We believe that retail sales of audio and video products grew at a compound annual growth rate of 5.3% from 1997 to 1999. According to estimates provided by the Consumer Electronics Association, approximately 3.95 million DVD players were sold in 1999 compared to approximately 349,000 in 1997. We believe that specialty retailers with sales personnel capable of understanding and communicating the benefits of technologically advanced products to consumers are well positioned to capture the increased sales that may result should such products achieve market acceptance.

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

     POSITIONING OF LARGE FORMAT, HIGH VOLUME RETAILERS

     Consumer electronics retailing has become increasingly dominated by large format stores, including superstores and mass merchandisers. These stores typically rely on high sales volumes by marketing a wide variety of products to a broad segment of consumers, with an emphasis on introductory level products. Many of these retailers have sought to capitalize on the growth of certain product categories within the overall consumer electronics industry, including personal computers, software, home office equipment and telecommunications equipment, which we believe has contributed to a decrease in emphasis by those stores on audio and video products. We estimate that audio and video products accounted for 31% of total sales of consumer electronics products in 1999 versus 44% in 1990. We believe that the emphasis of these large format stores on high volume across broad product categories makes it difficult for them to match the product knowledge, service and shopping environment of a specialty audio and video retailer like us.

     CONSOLIDATION OF CONSUMER ELECTRONICS RETAILERS

     The retail consumer electronics industry is highly fragmented, and we estimate that the two largest superstore chains accounted for less than 25% of the total sales attributable to the 100 largest retailers in 1998. We believe that the expansion of large format chains has precipitated consolidation of the industry during the 1990s by placing competitive pressure on regional broadline consumer electronics retailers with strategies undifferentiated from consumer electronics superstores and mass merchandisers, and smaller specialty retailers that may be successfully differentiated but which operate at a disadvantage due to limited scale, media inefficiencies, limited purchasing power and lack of management depth. We believe that regional specialty retailers with strong consumer name recognition represent attractive acquisition candidates and that the smaller or weaker specialty retailers will continue to face significant competitive pressures, thereby providing opportunities for retailers with scale advantages to increase market share.

BUSINESS STRATEGY

     Our goal is to become the nation's leading specialty retailer of high-quality audio and video products. The key elements of our business strategy are as follows:

     EXTENSIVE SELECTION OF MID TO HIGH-END AUDIO AND VIDEO PRODUCTS

     We concentrate on mid to high-end audio and video consumer electronics products. This focus differentiates us from larger format superstores and mass merchandisers, which offer a broad array of consumer electronics and non-electronics products with a higher emphasis on products priced at introductory price levels. Our emphasis on higher-end products positions us attractively to manufacturers seeking to sell more advanced or limited distribution products as part of their distribution strategy. Limited distribution products accounted for approximately 34.5% of our product sales in fiscal 1999. As a result of our higher-end product focus, a historical early adopter customer base and our extensively trained sales force, we are often among the earliest retailers to offer new product innovations on behalf of manufacturers. In addition, we believe that our focused product offering allows for higher gross margin opportunities, appeals to a more service-conscious consumer and results in enhanced brand awareness of our regional names to our targeted customer base.

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

     EXCEPTIONAL CUSTOMER SERVICE

     We believe that the quality and knowledge of our sales associates is critical to our success and represents a significant competitive advantage. Our relationship selling model encourages sales associates to promote a comfortable, trusting, low pressure environment. We provide new sales associates with five weeks of intensive classroom training, and all sales associates receive five to 15 days of ongoing training per year, both at the store and at our regional training centers. Our sales force receives technical product and sales training prior to our introduction of significant new products. In addition, we have expanded our custom installation business by acquiring two providers with whom we previously contracted for an aggregate consideration of approximately $710,000. We believe that the success of our service driven model has enabled us to engender long-term customer loyalty.

     EVERY DAY COMPETITIVE PRICING

     We utilize an "every day competitive pricing" strategy with fixed prices clearly marked on our products. Store managers regularly visit local competitors to ensure that our pricing remains competitive within the store's local market. In addition, all product sales are backed by our patented Automatic Price Protection program. Under this program, if a customer purchases a consumer electronics product from one of our stores and a competitor within 25 miles of the store advertises a lower price within 30 days of purchase, we automatically send a check to the customer for the difference without requiring the customer to request payment. The Automatic Price Protection program is designed to remove pricing concerns from the purchase decision and, as a result, allows customers and the sales staff to focus on product functionality, performance and quality.

     DYNAMIC, INVITING STORES

     Our stores display products in a dynamic and inviting setting intended to encourage the customer to view and hear products in sound rooms architecturally and acoustically designed to simulate the customer's home or car environment. The store prototype is brightly painted, often in pastel colors, with many stores exhibiting hand-painted murals and other decorative artwork. Innovative and interactive product displays enable customers to sample and compare a variety of products. Each store contains a television wall displaying an extensive selection of televisions and related products, and many stores contain a movie theater room, complete with theater-style seats, which showcases our home theater products.

GROWTH STRATEGY

     We opened our first store in 1972 in Boston under the Tweeter, etc. name and over the next two decades grew exclusively through new store openings in New England, expanding to 18 stores by 1995. In 1995, we adopted our current growth strategy to:

     - open new stores in current regional markets and relocate certain stores to more favorable sites; and

     - selectively pursue acquisitions in new regional markets and achieve operating improvements by converting each acquired company to our core operating model and leveraging distribution, marketing and corporate infrastructure.

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

     NEW STORES

     We intend to open new stores and relocate a limited number of stores within existing markets in order to increase penetration and leverage regional advertising, distribution, and operating efficiencies. During fiscal 1999, we opened two Tweeter, etc. stores, two Bryn Mawr Stereo & Video stores and one HiFi Buys store. We also relocated two Tweeter, etc. stores and one Bryn Mawr Stereo & Video store in fiscal 1999. In fiscal 2000, we have opened three new stores and intend to open an additional 11 new stores and relocate four stores. We believe that our acquisitions of Bryn Mawr Stereo & Video in May 1996, HiFi Buys in May 1997, Home Entertainment in February 1999 and DOW Stereo/Video in July 1999 provide us with platforms from which to open new stores within and around their markets.

     STRATEGIC ACQUISITIONS

     We believe that we have obtained, and can continue to obtain, significant benefits from the consummation of strategic acquisitions of existing specialty retailers with a similar product mix and strong consumer reputation in geographic markets in which we do not currently operate. We believe that we can leverage the performance of an acquisition candidate by:

     - applying our sales management and sales incentive strategies;

     - adjusting the product mix to be compatible with our emphasis on higher margin audio and video products;

     - applying our advertising and marketing strategies and programs, including our Automatic Price Protection and every day competitive pricing programs;

     - implementing our relationship selling and customer service philosophies; and

     - leveraging our purchasing and distribution capabilities and administrative infrastructure.

     We believe that acquisition opportunities are created by the fragmented nature of the audio and video retail market, the limited exit alternatives available to owners of local and regional specialty retailers, the competitive pressures imposed by larger format retailers, and the insufficiency of capital necessary to support inventory, advertising and expansion. We believe that we are a well-positioned consolidator because we:

     - are known within the industry as a leading specialty retailer;

     - utilize a store size and concept which can be readily adapted to acquired stores;

     - have successfully consummated multiple strategic acquisitions;

     - have developed an operational, administrative and marketing infrastructure with the proven capability to successfully integrate acquisitions;

     - enjoy experienced and proven senior management, having an average of 14 years of tenure with us (or our acquired companies); and

     - would seek to offer potential employment and managerial opportunities within the consolidated enterprise to employees of the acquired retailer.

STRATEGIC ACQUISITIONS

  BRYN MAWR STEREO & VIDEO

     In May 1996, we completed the Bryn Mawr Stereo & Video acquisition. Like the Tweeter, etc. stores, the Bryn Mawr Stereo & Video stores enjoyed considerable name recognition and targeted similar service-oriented customers. Because the Bryn Mawr Stereo & Video stores offered a product mix similar to the Tweeter, etc. stores, we consummated the Bryn Mawr Stereo & Video acquisition with the goal of realizing increased revenues and store contribution through the application of our established operational strategies to the acquired stores. Towards that goal, we:

     - increased advertising expenditures and refocused advertising to emphasize radio, television and direct marketing rather than print;

     - implemented our every day competitive pricing and Automatic Price Protection programs;

     - initiated a substantial sales associate training program to improve product knowledge and enhance relationship selling skills; and

     - focused the sales staff on higher margin products, particularly audio products.

  HIFI BUYS

     In May 1997, we completed the HiFi Buys acquisition. Like Tweeter, etc. and Bryn Mawr Stereo & Video, HiFi Buys had created a strong reputation among consumers as a specialty retailer of high quality audio and video products. The HiFi Buys stores, at an average size of 15,000 square feet, are larger than the average Tweeter, etc. or Bryn Mawr Stereo & Video store, which are generally 10,000 square feet. The HiFi Buys stores carried a broader product mix, however, including more entry level product offerings and marketed heavily through promotional newspaper advertising. Our integration strategy in the HiFi Buys acquisition has been to increase store contribution by converting the HiFi Buys product mix to one compatible with the Tweeter, etc. stores and to manage a planned decrease in sales while increasing gross margins and reducing operating expenses. Specifically, following the HiFi Buys acquisition we:

     - adjusted the merchandise mix to increase the proportion of mid and high-end products and reduce the number of lower margin introductory products;

     - altered store employee compensation to reduce the emphasis on promotional sales and focus incentives on gross margin and store contribution;

     - reduced marketing expenditures and shifted marketing emphasis from promotional advertising toward our traditional relationship selling and every day competitive price message;

     - converted the advertising program to emphasize electronic advertising and direct mail marketing as opposed to print media;

     - implemented our Automatic Price Protection program; and

     - eliminated $2.4 million of overhead by centralizing accounting, purchasing and other support infrastructure.

     HOME ENTERTAINMENT

     In February 1999, we completed the acquisition of Home Entertainment. Home Entertainment was a specialty consumer electronics chain with seven stores serving the Houston and Dallas, Texas markets. Home Entertainment had created a strong reputation among consumers with a specialized focus on audio and video products and custom home installation. The Home Entertainment stores are smaller than the typical Tweeter, etc. store. Our integration strategy in the Home Entertainment acquisition has been to convert the Home Entertainment product mix to one compatible with the Tweeter, etc. stores and to reduce operating expenses. This strategy focused on increasing sales in order to generate increased store contribution. Specifically, following the Home Entertainment acquisition, we:

     - adjusted the merchandise mix to expand the number of mid and high-end products offered in the stores and to introduce several new product categories, including camcorders and portable audio;

     - increased advertising expenditures and refocused advertising to emphasize radio and direct marketing rather than print;

     - implemented our every day competitive pricing and Automatic Price Protection programs; and

     - initiated a substantial sales associate training program to improve product knowledge and enhance relationship selling skills.

     DOW STEREO/VIDEO

     In July 1999, we completed the acquisition of DOW Stereo/Video. DOW Stereo/Video was a specialty consumer electronics chain with nine stores serving the San Diego, California market. Like the prior acquisitions, DOW Stereo/Video had created a strong reputation among consumers as a place to view and purchase newly introduced electronics products. As in the case of HiFi Buys, however, the DOW Stereo/Video stores carried a broader product mix including more entry-level product offerings and marketed heavily through promotional newspaper advertising. We initiated a series of strategic initiatives that combined a planned decrease of revenues with a planned increase in gross margin and a substantial decrease in operating expenses to generate increased store contribution. As with the HiFi Buys acquisition, we:

     - adjusted the merchandise mix to expand the number of mid and high-end products offered in the stores and eliminated entry-level products from the merchandise mix;

     - decreased advertising expenditures and refocused advertising to emphasize radio, television and direct marketing rather than print;

     - implemented our every day competitive pricing and Automatic Price Protection programs;

     - initiated a substantial sales associate training program to improve product knowledge and enhance relationship selling skills; and

     - focused the sales staff on higher margin products, particularly audio products.

     PENDING ACQUISITION OF UNITED AUDIO CENTERS

     On January 20, 2000, we announced that we had reached an agreement in principle to acquire United Audio Centers, Inc. located in the greater Chicago, Illinois area. We expect to exchange our common stock with an approximate current value of $6.5 million for the acquisition of the assets and the assumption of the liabilities of United Audio. United is an industry leader in combining quality products, knowledgeable sales consultants and high levels of service. We expect to grow United Audio's presence in the greater Chicago area over the next several years and use the Chicago marketplace as a springboard into other surrounding cities. We expect to continue the operation of all seven retail stores as well as the service and distribution facilities. We expect to close this transaction in April 2000. The agreement in principle to acquire United Audio is subject to various terms and conditions. It is possible, therefore, that we will not complete the acquisition as planned .

DEVELOPMENT OF ON-LINE PRESENCE

     In October 1999, we formed a joint-venture with Outpost.com, organized as Tweeter.Outpost.com, LLC, to jointly market and sell consumer electronics over the Internet. This joint venture was capitalized with $2.5 million from each party, primarily to fund inventory procurement, and profits generated from this entity are split evenly. In connection with this effort, we made an equity investment of $1.0 million in the common stock of Outpost.com. We chose this method of entry into on-line retailing to:

     - minimize execution risk by partnering with an experienced Internet retailer;

     - leverage the existing infrastructure and customer traffic of Outpost.com; and

     - utilize a proven fulfillment capability.

     The parties expect to utilize and leverage their respective marketing efforts to promote the Web site, by tagging the existing advertising with information about the Web presence. The joint venture is not anticipated to engage in marketing directly.

     We provide products through our supply relationships, and have gained "authorized dealer" status to sell on-line from approximately 18 leading manufacturers of audio and video products, including Sony, Panasonic and Denon.

STORE FORMAT AND OPERATIONS

     STORE FORMAT

     We currently operate 76 stores, comprised of 26 Tweeter, etc. stores in the New England market, 20 Bryn Mawr Stereo & Video stores in the Mid-Atlantic market, 14 HiFi Buys stores in the Southeast market, seven Home Entertainment stores in the Texas market and nine DOW Stereo/Video stores in the San Diego, California market. While our stores vary in size, the current prototype is 10,000 square feet, with approximately 70% of square footage devoted to selling space. Many stores utilize mezzanine level storage space to reduce overall occupancy expense.

     Our store concept combines the comfort of the home environment with practical displays enabling consumers to sample and compare the features and functions of products in various combinations. The store prototype is brightly painted, often in pastel colors, with many stores exhibiting hand painted murals and other decorative artwork. Unlike many of our competitors, which contain large, open spaces in which many different audio and video products are tested and sampled, our stores feature individual sound rooms. The sound rooms architecturally and acoustically resemble a home environment to enable the customer to see and hear how products will perform at home. These sound rooms allow the customer to listen to and to compare various combinations of receivers, CD players, tape decks and speakers. In addition, each store contains a traditional television wall displaying an extensive selection of televisions and related products, and many stores contain a movie theater room, complete with theater-style seats, which showcases our home theater products. Other displays, such as the "big red button," allow the customer to change, by pushing a button, mono television sound into a five speaker or surround sound experience. Each store also features a camcorder gallery which allows customers to sample different camcorders, and to shoot videos of their children within the adjacent children's play area. Some stores display a car on the selling floor which features a state-of-the-art car stereo system and serves to exhibit our installation capabilities. Most stores provide car stereo installation through on-premises installation bays.

     STORE OPERATIONS

     Stores are typically staffed with a store manager, an assistant manager, 12 sales associates and two mobile electronics installers. We provide new sales associates with five weeks of intensive classroom training, and all sales associates receive five to 15 days of ongoing training per year, both at the store and at the regional training centers. The sales force receives technical product and sales training prior to the introduction of significant new products. Most stores are open seven days a week.

     Store managers are compensated through base pay and monthly bonuses based on store operating income. Typically, store managers earn 25% to 45% of their annual compensation through such bonuses. Sales associates are compensated through a commission program that is based on the retail prices and gross margin of products sold.

     STORE ECONOMICS

     We believe that we benefit from attractive store level economics. Our average investment for the 15 new stores opened in the 39 months ended September 30, 1999, including leasehold improvements, equipment and the cost of inventory (net of payables) was approximately $985,000. The average net sales and store level cash flow, which excludes any pre-opening expenses, allocated corporate overhead, depreciation and interest, but includes occupancy expense and advertising, for fiscal 1999 was approximately $3,962,000 and $447,000, respectively, for Tweeter, etc. and Bryn Mawr stores we owned throughout the period. HiFi Buys stores are excluded because they are larger than our store prototype.

SITE SELECTION

     Our stores average approximately 10,000 square feet and are typically located in free-standing buildings or strip shopping centers within high traffic shopping areas. New store sites are selected on the basis of several factors, including location, demographic characteristics of the local market, proximity to superstore competitors, access to highways or other major roadways, and available lease terms. We look for co-tenants, such as bookstores, that are likely to draw customers whom we would otherwise target within the site's relevant market and believe that the proximity of superstore competitors is, on balance, a positive factor due to increased customer traffic. We lease a majority of our stores.

     Set forth below is a table summarizing our store locations by state as of December 31, 1999:

STATE                                                           STORES
-----                                                           ------
Alabama.....................................................       2
California..................................................       9
Connecticut.................................................       6
Delaware....................................................       2
Georgia.....................................................      12
Maine.......................................................       1
Maryland....................................................       3
Massachusetts...............................................      14
New Hampshire...............................................       4
New Jersey..................................................       3
Pennsylvania................................................      12
Rhode Island................................................       1
Texas.......................................................       7
                                                                  --
     TOTAL..................................................      76
                                                                  ==

MERCHANDISE

     Our stores feature:

     - audio products such as speakers, cassette decks, receivers, compact disc players and amplifiers;

     - video products such as large screen televisions, digital satellite systems, video cassette recorders, camcorders and DVD players; and

     - mobile consumer electronics products such as car decks, cellular phones and portable audio equipment.

     We offer custom home and car stereo installation services and provide warranty and non-warranty repair services through all of our stores. We also offer insurance replacement services to insurance companies, providing replacement products to the policyholders of those insurance companies. Additionally, we have a corporate sales division which markets and sells to businesses, institutions and other organizations. Our emphasis on mid to high-end products enables us to offer limited distribution products and to be among the earliest retailers to offer new product innovations on behalf of manufacturers. Limited distribution products accounted for approximately 34.5% of our sales in fiscal 1999.

     We stock products from over 50 vendors, including Aiwa, Alpine, B&K, Bose, Boston Acoustics, Denon, Eclipse, JL Audio, Kenwood, Klipsch, Mirage, Mission, Mitsubishi, Monster Cable, Panasonic, Pioneer, Samsung, Sony, Toshiba and Yamaha. We seek to manage our product mix to maximize gross margin performance. Historically, video products have yielded lower gross margin than audio products. Total sales of video products have increased at rates faster than the increases in audio products sales during the last several years as a result of increased customer interest in big screen televisions. Accordingly, we have adopted a "Sell Audio with Video" strategy in order to enhance overall gross margin through increased sales of higher margin audio products.

     The table below sets forth the approximate percentages of revenue for each of our primary product categories for the fiscal years ended September 30, 1997, September 30, 1998 and September 30, 1999 and the three months ended December 31, 1998 and December 31, 1999. The percentage of revenues represented by each product category may be affected by, among other factors, competition, economic conditions, consumer trends, the introduction into the market of new products, changes in our product mix, and the timing of marketing events. The percentages are also affected by acquisitions of stores offering different mixes of products. In particular, the increase in the percentage of revenue represented by video products in fiscal 1998 was primarily driven by inclusion of the acquired Hifi Buys stores. The historical percentages set forth below may not be indicative of results for future periods:

                                                                              THREE MONTHS
                                                     FISCAL YEAR ENDED            ENDED
                                                       SEPTEMBER 30,          DECEMBER 31,
                                                   ----------------------     -------------
                PRODUCT CATEGORY                   1997     1998     1999     1998     1999
                ----------------                   ----     ----     ----     ----     ----
Audio Equipment..................................  33%      33%      32%      36%      33%
Video Equipment..................................  36%      43%      42%      43%      46%
Mobile Equipment and Other.......................  31%      24%      26%      21%      21%

MERCHANDISING AND INVENTORY

     Our merchandising and inventory control functions are based at our executive offices in Canton, Massachusetts. The merchandising decisions are made by our buying team, which has primary responsibility for product selection, stocking levels and pricing. Merchandising decisions are facilitated by our information systems, which analyze stocking levels and product sell-through. The merchandising group continuously reviews new and existing products with a view towards maintaining a wide range of high quality, brand-name consumer electronics products within the product mix. In order to remain current with new and developing products, we regularly host presentations by our major suppliers.

     In addition to making direct purchases, we are a member of the Progressive Retailers Organization, a volume-buying group of 15 specialty electronics retailers across the country. This affiliation often provides us with opportunities to obtain additional vendor rebates, product discounts and promotional products. We are not obligated to make purchases through the Progressive Retailers Organization. Our Chief Executive Officer serves on the Board of Directors of the Progressive Retailers Organization.

     We source products from more than 50 vendors, the largest of whom, Sony, accounted for 25% of fiscal 1999 purchases. We do not maintain long term commitments or exclusive contracts with any particular vendor, but instead consider numerous factors, including price, credit terms, distribution, quality and compatibility with our existing product mix in making our purchasing decisions. We utilize a sophisticated automatic replenishment system for store inventory, maintaining stock levels and minimizing total dollars invested in inventory. We believe that our relationships with our large vendors are excellent and that our focused merchandising and high degree of customer service makes us an important distribution channel, particularly for the introduction of new products.

     We distribute products to stores through six regional distribution centers and four service centers. The Canton, Massachusetts facility is 80,000 square feet and currently serves as our corporate headquarters and distribution center and services the Tweeter, etc. stores.

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

The King of Prussia, Pennsylvania distribution center is 50,000 square feet and services the Bryn Mawr Stereo & Video stores. The Atlanta, Georgia facility is 80,000 square feet and services the HiFi Buys stores. The Houston, Texas facility is 11,700 square feet and services the Home Entertainment stores in Houston. The Dallas, Texas facility is 3,900 square feet and services the Dallas area Home Entertainment stores. The San Diego, California facility is 19,700 square feet and services the DOW Stereo/Video stores. We believe that these facilities are sufficient to support our planned expansion in these markets through at least the next 12 months.

ADVERTISING AND MARKETING

     We target consumers seeking informed advice concerning product selection and system integration of audio and video consumer electronics products. Our marketing strategy differs from our primary competitors in that we rely substantially on electronic media, primarily radio and an extensive direct marketing effort. We believe advertising on specific radio stations and at specific times allows us the flexibility to tailor our marketing message. Our radio advertising campaigns seek to generate name recognition and to reinforce our identification as a source of high quality products at competitive prices, staffed with a knowledgeable, attentive sales force. We complement our radio strategy from time to time with television and print advertisements. The specific allocation of advertising dollars among the various types of advertising media is reviewed from time to time by management and, if necessary, adjusted to reflect our assessment of advertising results and market conditions.

     We also rely on a sophisticated direct marketing campaign to reach our customers. We have developed a comprehensive database-marketing program to match past customer purchasing history to the next logical purchase option for that customer. For example, we have distributed direct mail regarding surround sound products to customers who recently purchased large screen televisions. We also distribute an award-winning 120 page Buyer's Guide twice a year and a smaller 36 page catalog three times per year. We believe that our relatively inexpensive direct mail activities leverage and complement our general media advertising campaigns.

     We believe that our commitment to providing competitive pricing on our products is a critical component of our marketing and advertising strategy. In 1993, we abandoned our promotional marketing approach and adopted an every day competitive pricing strategy, with fixed prices clearly marked on our products. Store managers regularly visit the local competition to ensure the store's pricing remains competitive. At the same time, our competitive prices are backed by our Automatic Price Protection program. Under the Automatic Price Protection program, if a customer purchases a consumer electronics product from one of our stores and a competitor within 25 miles of that store advertises a lower price within 30 days of the customer's purchase, we automatically send a check to the customer for the difference. Unlike other price guarantee programs in place within the industry, the refund process does not require the customer to call or return to the store of purchase and request a price match refund. The Automatic Price Protection program is intended to be hassle-free, customer friendly and viewed as a reflection of our commitment to customer service. Most recently, in fiscal 1997, we implemented our "Wise Buys" program. Under this program, our buyers identify special, reduced-priced items, often closeouts or last year's top-of-the-line models, which are purchased from the manufacturer and offered to the consumer at a substantial discount from the original retail price. We believe that the pricing of the Wise Buys items represents substantial value to the consumer with little or no negative impact on gross margin. Our advertisements frequently describe or refer to the Automatic Price Protection and Wise Buys programs.

INFORMATION SYSTEMS

     We utilize a sophisticated, fully integrated mainframe based management information system which updates after every transaction, and which is accessible on a real time basis to management, sales associates and product buyers. Extensive sales reporting and sales tracking is provided real time on screen to store managers and individual sales associates which enables them to track our category sales and benchmarks key sales data. The system also enables management and store managers to review sales volume, gross margin and product mix on a per store or per sales associate basis, allows for the viewing of open orders, inventory value and mix, and tracks sales by product category, by sales associate, and by store. We provide ongoing training and support in the use of this system and compensate and benchmark the store managers based upon this information.

EMPLOYEES

     As of December 31, 1999, we had approximately 1,700 employees, consisting of approximately 1,600 full-time and 100 part-time employees. None of our employees are covered by collective bargaining agreements, and we believe our relations with our employees are good.

INTELLECTUAL PROPERTY

     The "Tweeter, etc.," "Bryn Mawr Stereo," "DOW" and "DOW Stereo/Video" service marks have been registered with the United States Patent and Trademark Office. Tweeter has not registered the "HiFi Buys" and "Home Entertainment" service marks. We have applications pending for registration of certain other of our service marks.

PROPERTIES

     Our corporate offices and the New England distribution and service centers are located in an 80,000 square foot facility which we own in Canton, Massachusetts. In addition, we lease over 165,000 square feet of regional operating facilities including distribution and service centers in King of Prussia, Pennsylvania; Atlanta, Georgia; Houston, Texas; Dallas, Texas; and San Diego, California.

     Our stores, most of which are leased, include selling space, inventory storage, management offices and employee areas. The majority of our leases provide for a fixed minimum rent with scheduled escalation dates and amounts. Leases for 19 of our stores have percentage rent provisions that range from 1.5% to 4% of gross sales at each location in excess of certain specified sales amounts. The initial terms of our leases range from five to 20 years and generally allow us to renew for up to three additional five-year terms. The terms of a majority of our leases, including renewal options, extend beyond the year 2020.

LITIGATION

     From time to time, we are involved in litigation in the ordinary course of business. In our opinion, no currently pending litigation is likely to have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to executive officers, directors and certain other of our key employees as of the date of this prospectus:

NAME                                              AGE   POSITION
----                                              ---   --------
EXECUTIVE OFFICERS AND DIRECTORS
Samuel Bloomberg................................  48    Chairman of the Board and Director
Jeffrey Stone...................................  43    President, Chief Executive Officer,
                                                        Treasurer and Director
Joseph McGuire..................................  39    Vice President, Chief Financial Officer and
                                                          Chief Information Officer
Jeffrey Bloomberg...............................  52    Director
Matthew Bronfman................................  40    Director
Michael Cronin..................................  46    Director
Steven Fischman.................................  58    Director
KEY EMPLOYEES
Roy Bertalotto..................................  46    Vice President, New Store Development
Linda Christman.................................  44    Vice President, Human Resources
David Ginsburg..................................  49    Vice President, Southeastern Region
Albert Gordon...................................  40    Vice President, Operations and Corporate
                                                          Finance
Noah Herschman..................................  37    Vice President, Marketing
Bernard Sapienza................................  37    Vice President, Merchandising
Paul Shindler...................................  44    Vice President, Training

     Samuel Bloomberg is a co-founder of Tweeter and has served as a director and/or officer since its inception. Mr. Bloomberg served as Chief Executive Officer of Tweeter from September 1983 to January 2000, and has been Chairman of the Board since 1986. Mr. Bloomberg is the brother of Jeffrey Bloomberg.

     Jeffrey Stone has served as President and Treasurer and as a director of Tweeter since October 1990 and as Chief Executive Officer since January 2000. Mr. Stone served as Chief Operating Officer of Tweeter from October 1990 to January 2000. From 1987 to 1990 Mr. Stone served as the Executive Vice President of Bread & Circus, a specialty natural foods supermarket chain, and from 1983 to 1987 served as Vice President of Human Resources and Training for Scandinavian Design, a specialty furniture retailer. Mr. Stone is a Director of the Progressive Retailers Organization, the buying group of specialty consumer electronics retailers of which Tweeter is a member.

     Joseph McGuire has been a Vice President and the Chief Financial Officer and Chief Information Officer of Tweeter since May 1996. Prior to joining Tweeter, Mr. McGuire was the Chief Financial Officer of Bryn Mawr Radio & Television Centre, Inc., from 1987 to 1996.

     Jeffrey Bloomberg has served as a director of Tweeter from 1989 to the present. Mr. Bloomberg currently serves as Chief Executive Officer of Big League Broadcasting, LLC, a radio station operator in Atlanta, Georgia. From 1994 to the present, Mr. Bloomberg has also served as President of Bloomberg Associates, Inc., an investment banking company. Prior to that, from 1985 to 1993, Mr. Bloomberg served as a Senior Managing Director at Bear, Stearns & Co. Inc., specializing in corporate finance and mergers and acquisitions. Mr. Bloomberg is the brother of Samuel Bloomberg.

     Matthew Bronfman has served as a director of Tweeter since 1989. In 1990 Mr. Bronfman served as director, and from 1991 to 1995 Mr. Bronfman served as Chairman and Chief Executive Officer of Sterling Cellular Holdings, L.P., a private cellular telephone company. From 1995 to the present, Mr. Bronfman founded and has served as Chairman and Chief Executive Officer of Perfumes Isabell, a fragrance and gift company.

     Michael Cronin has served as a director of Tweeter since 1995. From 1991 to the present Mr. Cronin has served as Managing Partner of Weston Presidio Capital. Mr. Cronin also serves as director of Tekni-plex, Inc. and Casella Waste Systems, Inc.

     Steven Fischman has served as a director of Tweeter since the completion of Tweeter's initial public offering in July 1998. Since 1992, Mr. Fischman has been the President of New England Development, a regional mall developer based in New England. From 1996 to 1999, Mr. Fischman also served as a Managing Director of the General Partner of WellsPark Group Limited Partnership, a mall management company formed by New England Development and an unrelated partner. Prior to joining NED, Mr. Fischman was a director and shareholder in the Boston law firm of Goulston & Storrs, P.C., which firm is counsel to Tweeter. Mr. Fischman is also Chairman of the Board of Trustees of Newton-Wellesley Hospital.

     Roy Bertalotto has served as Vice President, New Store Development of Tweeter since 1992. Prior to that, Mr. Bertalotto served as a District Sales Manager from 1986 to 1988 and as Regional Vice President, Sales for eight southern New England stores from 1988 to 1992.

     Linda Christman has served as Vice President, Human Resources of Tweeter since 1997. Prior to that time, she served as the Director of Human Resources since 1987.

     David Ginsburg has served as Vice President, Southeastern Region of Tweeter since May 1997. Prior to joining Tweeter, Mr. Ginsburg served as a Vice President of HiFi Buys Incorporated.

     Albert Gordon has served as Vice President, Operations and Corporate Finance of Tweeter since 1995. From 1990 to 1994, Mr. Gordon served as Chief Financial Officer of Boston Publishing Co., Inc. From 1987 to 1991, Mr. Gordon held several management positions at The Westwood Group, a restaurant holding company, most recently as Vice President of Marketing and as Chief Financial Officer of its catalog business. From 1981 to 1983 Mr. Gordon served on the audit staff at KPMG Peat Marwick and from 1985 to 1987 Mr. Gordon was a member of brand management at Procter & Gamble.

     Noah Herschman has served as Vice President, Marketing of Tweeter since 1994. Prior to that, Mr. Herschman served as a Senior Product Buyer and Marketing Director from 1990 to 1994 and served as a sales consultant for Tweeter from 1988 to 1990.

     Bernard Sapienza has served as Vice President, Merchandising of Tweeter since 1994. Prior to that, from 1989 to 1994, Mr. Sapienza served as a Senior Product Buyer of Tweeter.

     Paul Shindler has served as Vice President, Training of Tweeter since 1994. Prior to that, Mr. Shindler served as Regional Vice President of Sales for the northern region and Training Director of Tweeter from 1991 to 1994 and served in various sales and training capacities for Tweeter from 1977 to 1987.

COMPOSITION OF THE BOARD OF DIRECTORS

     Our Board of Directors currently consists of six members. The Board is divided into three staggered classes, consisting of two Class I directors (Messrs. Bronfman and Fischman), two Class II directors (Messrs. Samuel Bloomberg and Cronin) and two Class III directors (Messrs. Stone and Jeffrey Bloomberg), each of which classes is chosen for a three-year term. Class I directors were re-elected at the end of their initial term at our 1999 annual meeting. The initial terms of the remaining two classes will expire in 2000 and 2001. We believe that classification of the Board of Directors facilitates continuity and stability of its business strategies and policies as determined by the Board of Directors. Holders of common stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the common stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect our sale and the selling stockholders' sale of the shares of common stock offered hereby (assuming no exercise of the underwriters' over-allotment option), by:

     - each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of our outstanding common stock, based on our review of reports on Schedule 13D and Schedule 13G filings available on the Securities and Exchange Commission's Web site;

     - each of our named executives and directors;

     - all of our executive officers and directors as a group; and

     - the selling stockholders.

     The address of all our executive officers and directors is in care of Tweeter Home Entertainment Group, Inc., 10 Pequot Way, Canton, Massachusetts 02021.

     The table includes the number of shares and percentage ownership represented by those shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock that are subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999. These shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by such person, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                                                            NUMBER            SHARES
                                                          SHARES           OF SHARES       BENEFICIALLY
                                                    BENEFICIALLY OWNED       BEING            OWNED
                                                  PRIOR TO THE OFFERING     OFFERED     AFTER THE OFFERING
                                                  ----------------------   ---------   --------------------
NAME OF BENEFICIAL OWNER:                           NUMBER       PERCENT    NUMBER       NUMBER     PERCENT
-------------------------                         -----------    -------   ---------   ----------   -------
DIRECTORS AND NAMED EXECUTIVES
  Samuel Bloomberg(1)...........................    1,494,916      9.5%     263,000     1,231,916     6.9%
  Jeffrey Stone(2)..............................      523,490      3.4      100,000       423,490     2.4
  Joseph McGuire(3).............................       39,286        *       12,000        27,286       *
  Michael Cronin................................        1,400        *            0         1,400       *
  Jeffrey Bloomberg(4)..........................      466,148      3.0      100,000       366,148     2.1
  Matthew Bronfman(5)...........................      176,286      1.1       75,000       101,286       *
  Steven Fischman...............................        9,400        *            0         9,400       *
Directors and Executive Officers as a group (7
  persons)(6)...................................    2,645,466     16.3      550,000     2,095,466    11.5
5% BENEFICIAL OWNERS
  Gilder, Gagnon, Howe & Co., LLC
  1775 Broadway, 26th Floor New York, NY 10019..      909,774      5.9            0       909,774     5.2

-------------------------

 *  Represents less than 1% of class.

(1) Includes an aggregate of 65,460 shares held by trusts for the benefit of Samuel Bloomberg's children and 15,080 shares held by Carolina Bloomberg, Mr. Bloomberg's wife. Carolina Bloomberg's 15,080 shares include 626 shares issuable upon the exercise of outstanding warrants. Mr. Bloomberg expressly disclaims beneficial ownership of the shares held by trusts for the benefit of his children and by Carolina Bloomberg. Also includes 436,262 shares subject to options granted by Tweeter to Mr. Bloomberg.

(2) Includes 52,480 shares held by trusts for the benefit of Mr. Stone's children. Mr. Stone expressly disclaims beneficial ownership of these shares. Also includes 212,972 shares subject to options granted by Tweeter to Mr. Stone.

(3) Includes 23,358 shares subject to options granted by Tweeter to Mr. McGuire, of which 12,000 will be exercised and sold in this offering.

(4) Includes 22,896 shares held, in the aggregate, by trusts for the benefit of Jeffrey Bloomberg's children. Mr. Bloomberg expressly disclaims beneficial ownership of these shares. Also includes 65,460 shares held, in the aggregate, by trusts for the benefit of Samuel Bloomberg's children, of which Jeffrey Bloomberg is a trustee. Mr. Bloomberg expressly disclaims beneficial ownership of these shares. Also includes 14,520 shares subject to options granted by Tweeter to Mr. Bloomberg.

(5) Includes 166,568 shares subject to options granted by Tweeter to Mr. Bronfman, of which 75,000 will be exercised and sold in this offering.

(6) Includes 856,480 shares subject to options granted by Tweeter to directors and executive officers as a group, of which an aggregate of 87,000 shares will be exercised and sold in this offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., PaineWebber Incorporated and Dain Rauscher Incorporated, have agreed in an underwriting agreement to purchase severally from Tweeter and the selling stockholders the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                   ----------
Deutsche Bank Securities Inc................................     985,500
PaineWebber Incorporated....................................     602,250
Dain Rauscher Incorporated..................................     602,250
George K. Baum & Company....................................      60,000
First Union Securities, Inc.................................      60,000
Morgan Keegan & Company, Inc................................      60,000
Pennsylvania Merchant Group.................................      60,000
Stifel, Nicolaus & Company, Incorporated....................      60,000
U.S. Bancorp Piper Jaffray Inc..............................      60,000
                                                              ----------
     Total..................................................   2,550,000
                                                              ==========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will be obligated to purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.98 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the initial offering, the representatives of the underwriters may change the offering price and other selling terms.

     The underwriters will offer the shares subject to prior sale, withdrawal, cancellation or modification of the offer of the shares without notice, and to their receipt and acceptance of the shares. The underwriters may reject any order to purchase shares.

     Tweeter has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 382,500 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to 2,550,000.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters per share of common stock. The underwriting fee is 5.125% of the public offering price. Tweeter and the selling stockholders have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                              TOTAL FEES
                                            ----------------------------------------------
                                 FEE PER     WITHOUT EXERCISE OF     WITH FULL EXERCISE OF
                                  SHARE     OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                 -------    ---------------------    ---------------------
Fees paid by Tweeter...........   $1.64          $3,280,000               $3,907,300
Fees paid by the selling
  stockholders.................   $1.64          $  902,000               $  902,000

     In addition, Tweeter estimates that its expenses for this offering, excluding underwriting discounts and commissions, will be approximately $900,000.

     Tweeter and the selling stockholders have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Tweeter and each of the officers and directors of Tweeter, including all of the selling stockholders, have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Stockholders who have agreed to this lock-up arrangement will hold an aggregate of 1,325,192 shares of common stock and options exercisable for 1,027,238 shares of common stock after the offering. Consent to the release of the lock-up, in whole or in part, may be given at any time without public notice.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered hereby.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     In connection with this offering, certain underwriters and other selling group members or their affiliates may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Rule 103 limits the net purchases by a passive market maker on each day to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period. The passive market maker must stop its passive market making transactions for the rest of that day when such limit is reached. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Certain of the underwriters have, from time to time, provided investment banking and other financial advisory services to Tweeter, for which they have received customary fees.

                                 LEGAL MATTERS

     Goulston & Storrs, P.C., Boston, Massachusetts, will deliver an opinion as to the validity of the common stock being offered hereby. Kitt Sawitsky serves as Tweeter's Secretary and Daniel Avery serves as Tweeter's Assistant Secretary. Mr. Sawitsky and Mr. Avery are both directors and shareholders of Goulston & Storrs, P.C., counsel to Tweeter. Certain legal matters related to this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule as of September 30, 1999 and for the three years in the period ended September 30, 1999 included and/or incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and/or incorporated by reference herein, and have been so included and/or incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

     The Securities and Exchange Commission, or SEC, allows us to "incorporate by reference" into this prospectus information in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered by this prospectus:

     - our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1999;

     - our Current Report on Form 8-K dated January 20, 2000;

     - our Annual Report on Form 10-K for the fiscal year ended September 30, 1999;

     - our Proxy Statement dated December 22, 1999;

     - our Current Report on Form 8-K dated October 25, 1999; and

     - the description of our stock contained in our Registration Statement on Form 8-A dated April 24, 1998 and amended June 5, 1998.

     You may request a copy of these filings at no cost by writing or calling us at our principal executive offices located at the following address:

     Tweeter Home Entertainment Group, Inc.
     10 Pequot Way
     Canton, Massachusetts 02021
     Attention: Joseph McGuire, Chief Financial Officer
     Telephone: (781) 830-3000

     We will not provide exhibits to a document unless they are specifically incorporated by reference in that document.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information, including the information incorporated by reference above, with the SEC in Washington, D.C. Investors may inspect and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Investors may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1(800) SEC-0330. This information also is available at the SEC's Web site at http://www.sec.gov. This information also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We filed a registration statement on Form S-3 under the Securities Act of 1933 relating to the common stock offered by this prospectus with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, certain portions having been omitted from this prospectus in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock we are offering hereby, we refer investors to the registration statement, the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of September 30, 1998 and
  1999......................................................   F-3
Consolidated Statements of Income for the Years Ended
  September 30, 1997, 1998 and 1999.........................   F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended September 30, 1997, 1998 and 1999.....   F-5
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1997, 1998 and 1999.........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Unaudited Condensed Consolidated Balance Sheet as of
  December 31, 1999.........................................  F-26
Unaudited Condensed Consolidated Statement of Operations for
  the Three Months Ended December 31, 1998 and 1999.........  F-27
Unaudited Condensed Consolidated Statements of Cash Flows
  for the Three Months Ended December 31, 1998 and 1999.....  F-28
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  F-29

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Tweeter Home Entertainment Group, Inc.:

     We have audited the accompanying consolidated balance sheets of Tweeter Home Entertainment Group, Inc. and subsidiaries as of September 30, 1998 and 1999, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tweeter Home Entertainment Group, Inc. and subsidiaries as of September 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
November 18, 1999

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                 1998            1999
                                                              -----------    ------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   776,709    $    999,495
  Accounts receivable, net of allowance for doubtful
    accounts of $560,000 at September 30, 1998 and $650,000
    at September 30, 1999...................................    6,207,837       9,556,846
  Inventory.................................................   38,362,311      62,135,516
  Deferred tax assets.......................................    1,598,352       1,899,604
  Prepaid expenses and other current assets.................      590,788         678,804
                                                              -----------    ------------
    Total current assets....................................   47,535,997      75,270,265
  Long-term investments.....................................           --       1,846,366
  Property and equipment, net...............................   23,978,118      34,243,241
  Other assets, net.........................................       35,789         191,616
  Goodwill, net.............................................   20,093,107      30,067,691
                                                              -----------    ------------
    TOTAL...................................................  $91,643,011    $141,619,179
                                                              ===========    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long term debt.........................  $        --    $     35,551
  Amount due to bank........................................    4,071,310       6,023,056
  Accounts payable..........................................   10,663,216      18,377,139
  Accrued expenses..........................................   12,006,824      16,197,306
  Customer deposits.........................................    1,422,557       2,440,090
  Deferred warranty.........................................    1,109,325         673,139
                                                              -----------    ------------
    Total current liabilities...............................   29,273,232      43,746,281
                                                              -----------    ------------
LONG-TERM DEBT:
  Note payable to bank......................................    5,250,000       5,716,805
                                                              -----------    ------------
OTHER LONG-TERM LIABILITIES:
  Rent related accruals.....................................    2,821,202       3,197,657
  Deferred warranty.........................................    1,066,251         338,238
  Deferred tax liabilities..................................    1,423,283       1,095,527
  Other long-term liabilities...............................      198,660         279,500
                                                              -----------    ------------
    Total other long-term liabilities.......................    5,509,396       4,910,922
                                                              -----------    ------------
    TOTAL...................................................   40,032,628      54,374,008
                                                              -----------    ------------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' EQUITY
  Preferred Stock, $.01 par value, 10,000,000 shares
    authorized, no shares issued and outstanding............           --              --
  Common Stock, $.01 par value, 30,000,000 shares
    authorized; 15,043,526 shares issued in September 30,
    1998 and 17,129,622 in September 30, 1999...............       75,217          85,648
  Additional paid in capital................................   46,840,737      73,287,886
  Accumulated other comprehensive income....................           --         301,520
  Retained earnings.........................................    6,701,244      15,482,982
                                                              -----------    ------------
    Total...................................................   53,617,198      89,158,036
  Less treasury stock: 2,878,146 shares in September 30,
    1998, and 1,905,586 shares in September 30, 1999, at
    cost....................................................   (2,006,815)     (1,912,865)
                                                              -----------    ------------
    Total stockholders' equity..............................   51,610,383      87,245,171
                                                              -----------    ------------
    TOTAL...................................................  $91,643,011    $141,619,179
                                                              ===========    ============

See notes to consolidated financial statements.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                   YEARS ENDED SEPTEMBER 30,
                                          --------------------------------------------
                                              1997           1998            1999
                                          ------------   -------------   -------------
Total revenue...........................  $132,525,037   $ 232,288,571   $ 283,287,075
Cost of sales...........................   (86,314,918)   (151,265,382)   (182,747,729)
                                          ------------   -------------   -------------
Gross profit............................    46,210,119      81,023,189     100,539,346
Selling expenses........................    35,567,940      56,906,541      69,225,160
Corporate, general and administrative
  expenses..............................     8,102,190      11,127,540      14,821,844
Amortization of goodwill................       487,084         917,442       1,056,470
                                          ------------   -------------   -------------
Income from operations..................     2,052,905      12,071,666      15,435,872
Interest expense........................     1,807,660       2,752,810         309,980
                                          ------------   -------------   -------------
Income before income taxes..............       245,245       9,318,856      15,125,892
Income taxes............................        98,962       3,723,969       6,050,357
                                          ------------   -------------   -------------
Income before extraordinary item........       146,283       5,594,887       9,075,535
Extraordinary item -- early
  extinguishment of debt (less
  applicable income taxes of
  $244,557).............................            --         339,687              --
                                          ------------   -------------   -------------
NET INCOME..............................       146,283       5,255,200       9,075,535
                                          ============   =============   =============
Accretion of preferred stock............     2,156,356       2,514,043              --
                                          ------------   -------------   -------------
Net income (loss) available to common
  stockholders..........................  $ (2,010,073)  $   2,741,157   $   9,075,535
                                          ============   =============   =============
Basic earnings (loss) per share:
  Income (loss) available to common
     stockholders before extraordinary
     item...............................  $      (0.60)  $        0.62   $        0.63
  Extraordinary item....................            --           (0.07)             --
                                          ------------   -------------   -------------
  Net income (loss).....................  $      (0.60)  $        0.55   $        0.63
                                          ============   =============   =============
Diluted earnings (loss) per share:
  Income (loss) before extraordinary
     item...............................  $      (0.60)  $        0.55   $        0.57
  Extraordinary item....................            --           (0.03)             --
                                          ------------   -------------   -------------
  Net income (loss).....................  $      (0.60)  $        0.52   $        0.57
                                          ============   =============   =============
Weighted-average shares outstanding:
  Basic.................................     3,345,014       4,972,542      14,385,032
                                          ============   =============   =============
  Diluted...............................     3,345,014      10,067,606      15,972,502
                                          ============   =============   =============

See notes to consolidated financial statements.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                            ACCUMULATED       NOTE
                                            COMMON STOCK       ADDITIONAL     RETAINED         OTHER       RECEIVABLE
                                        --------------------     PAID-IN      EARNINGS     COMPREHENSIVE      FROM
                                          SHARES     AMOUNT      CAPITAL      (DEFICIT)       INCOME        OFFICER
                                        ----------   -------   -----------   -----------   -------------   ----------
BALANCE, OCTOBER 1, 1996..............   5,510,404   $27,552   $(3,057,683)  $   627,727     $     --       $(31,500)
Issuance of warrants in connection
  with subordinated debt offering.....                             325,383
Accretion of Series A Convertible
  Preferred Stock.....................                                        (1,802,520)
Accretion of Series B Convertible
  Preferred Stock.....................                                          (353,836)
Comprehensive Income:
  Net income..........................                                           146,283
Comprehensive income..................
                                        ----------   -------   -----------   -----------     --------       --------
BALANCE, SEPTEMBER 30, 1997...........   5,510,404    27,552    (2,732,300)   (1,382,346)          --        (31,500)
Accretion of Series A Convertible
  Preferred Stock through July 16,
  1998................................                                        (1,640,863)
Accretion of Series B Convertible
  Preferred Stock through July 16,
  1998................................                                          (873,180)
Exercises of warrants.................                                          (363,908)
Additional payment for Treasury
  stock...............................
Conversion of Series A Convertible
  Preferred Stock.....................   3,400,272    17,001    10,543,922     4,479,325
Conversion of Series B Convertible
  Preferred Stock.....................   1,732,850     8,664     6,828,721     1,227,016
Issuance of common stock, net.........   4,400,000    22,000    32,200,394
Payment received on note receivable...                                                                        31,500
Comprehensive income:
  Net income..........................                                         5,255,200
Comprehensive income..................
                                        ----------   -------   -----------   -----------     --------       --------
BALANCE, SEPTEMBER 30, 1998...........  15,043,526    75,217    46,840,737     6,701,244           --             --
Issuance of common stock, net.........   1,794,822     8,974    25,123,557
Issuance of shares under stock option
  plan................................     291,274     1,457       604,545
Exercises of warrants.................                              19,050      (293,797)
Treasury stock acquired...............                             609,681
Issuance of treasury stock under
  employee stock purchase plan........                              90,316
Comprehensive income:
  Net income..........................                                         9,075,535
  Net unrealized gain on investments,
    net of tax of $200,960............                                                        301,520
Comprehensive income..................
                                        ----------   -------   -----------   -----------     --------       --------
BALANCE, SEPTEMBER 30, 1999...........  17,129,622   $85,648   $73,287,886   $15,482,982     $301,520       $     --
                                        ==========   =======   ===========   ===========     ========       ========

                                                                                       TOTAL
                                             TREASURY STOCK                        STOCKHOLDERS'
                                        ------------------------   COMPREHENSIVE      EQUITY
                                          SHARES       AMOUNT         INCOME         (DEFICIT)
                                        ----------   -----------   -------------   -------------
BALANCE, OCTOBER 1, 1996..............   3,397,858   $(1,550,017)                   $(3,983,921)
Issuance of warrants in connection
  with subordinated debt offering.....                                                  325,383
Accretion of Series A Convertible
  Preferred Stock.....................                                               (1,802,520)
Accretion of Series B Convertible
  Preferred Stock.....................                                                 (353,836)
Comprehensive Income:
  Net income..........................                              $  146,283          146,283
                                                                    ----------
Comprehensive income..................                              $  146,283
                                        ----------   -----------    ----------      -----------
BALANCE, SEPTEMBER 30, 1997...........   3,397,858    (1,550,017)                    (5,668,611)
Accretion of Series A Convertible
  Preferred Stock through July 16,
  1998................................                                               (1,640,863)
Accretion of Series B Convertible
  Preferred Stock through July 16,
  1998................................                                                 (873,180)
Exercises of warrants.................    (519,712)      363,908                             --
Additional payment for Treasury
  stock...............................                  (820,706)                      (820,706)
Conversion of Series A Convertible
  Preferred Stock.....................                                               15,040,248
Conversion of Series B Convertible
  Preferred Stock.....................                                                8,064,401
Issuance of common stock, net.........                                               32,222,394
Payment received on note receivable...                                                   31,500
Comprehensive income:
  Net income..........................                              $5,255,200        5,255,200
                                                                    ----------
Comprehensive income..................                              $5,225,200
                                        ----------   -----------    ----------      -----------
BALANCE, SEPTEMBER 30, 1998...........   2,878,146    (2,006,815)                    51,610,383
Issuance of common stock, net.........                                               25,132,531
Issuance of shares under stock option
  plan................................                                                  606,002
Exercises of warrants.................  (1,006,820)      699,543                        424,796
Treasury stock acquired...............      40,100      (609,681)                            --
Issuance of treasury stock under
  employee stock purchase plan........      (5,840)        4,088                         94,404
Comprehensive income:
  Net income..........................                              $9,075,535        9,075,535
  Net unrealized gain on investments,
    net of tax of $200,960............                              $  301,520          301,520
                                                                    ----------
Comprehensive income..................                              $9,377,055
                                        ----------   -----------    ----------      -----------
BALANCE, SEPTEMBER 30, 1999...........   1,905,586   $(1,912,865)                   $87,245,171
                                        ==========   ===========                    ===========

See notes to consolidated financial statements.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED SEPTEMBER 30,
                                                          ------------------------------------------
                                                              1997           1998           1999
                                                          ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................  $    146,283   $  5,255,200   $  9,075,535
Adjustments to reconcile net income to net cash provided
  by(used in) operating activities:
  Extraordinary item....................................            --        566,145             --
  Depreciation and amortization.........................     2,798,404      3,920,362      5,215,252
  (Gain) loss on disposal of equipment..................        18,845         58,749        (37,800)
  Deferred income tax provision (benefit)...............        71,040      1,104,809       (829,969)
  Changes in operating assets and liabilities, net of
     effects from acquisition of businesses:
     Increase in accounts receivable....................    (1,251,986)      (703,558)    (2,650,210)
     Increase in inventory..............................    (6,534,336)    (7,202,268)   (14,167,839)
     (Increase) decrease in prepaid expenses and other
       assets...........................................      (277,537)       185,123       (105,863)
     Increase (decrease) in accounts payable and accrued
       expenses.........................................      (936,490)     2,306,134      8,012,555
     Increase (decrease) in customer deposits...........      (242,565)       167,533        632,038
     Increase in deferred rent..........................       357,195        400,120        376,455
     Decrease in deferred warranty......................      (710,610)    (1,509,482)    (1,164,199)
     Increase (decrease) in other liabilities...........       318,780       (120,120)        80,840
                                                          ------------   ------------   ------------
       Net cash provided by (used in) operating
          activities....................................    (6,242,977)     4,428,747      4,436,795
                                                          ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment......................    (3,972,465)    (8,996,521)   (12,698,632)
Proceeds from sale of property and equipment............            --         13,350         37,800
Purchase of marketable equity securities................            --             --     (1,343,833)
Acquisition of businesses, net of cash acquired.........   (19,539,800)            --    (18,087,358)
                                                          ------------   ------------   ------------
       Net cash used in investing activities............   (23,512,265)    (8,983,171)   (32,092,023)
                                                          ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Amount due to bank......................................     3,067,959       (877,392)     1,951,746
Proceeds from long-term borrowings, net of debt issue
  costs.................................................    20,668,128             --        467,954
Payments of long-term debt..............................      (100,000)   (26,350,000)            --
Issuance of preferred stock.............................     6,837,385             --             --
Issuance of common stock, net of issuance costs.........            --     32,222,394     24,427,516
Additional payment for treasury stock...................            --       (820,706)            --
Proceeds from warrants & options exercised..............            --             --      1,030,798
                                                          ------------   ------------   ------------
       Net cash provided by financing activities........    30,473,472      4,174,296     27,878,014
                                                          ------------   ------------   ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       718,230       (380,128)       222,786
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR............       438,607      1,156,837        776,709
                                                          ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR..................  $  1,156,837   $    776,709   $    999,495
                                                          ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest...........................................  $  1,538,077   $  3,179,757   $    324,523
                                                          ============   ============   ============
     Taxes..............................................  $    358,000   $  3,552,989   $  6,090,000
                                                          ============   ============   ============

See notes to consolidated financial statements.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999

1. BUSINESS OF THE COMPANY

     Tweeter Home Entertainment Group, Inc. and subsidiaries (the "Company") sells home audio, video, entertainment and electronic products through a chain of seventy-three retail stores in the New England, Mid-Atlantic, Southeast, Texas and San Diego, California markets. The Company operates under the names "Tweeter, etc.," "Bryn Mawr Stereo & Video," "HiFi Buys," "Home Entertainment," and "DOW Stereo/ Video." The Company operates in a single business segment of retailing audio and video consumer electronic products.

     The consolidated financial statements include the accounts of Tweeter Home Entertainment Group, Inc. and its wholly owned subsidiaries including New England Audio Co., Inc., NEA Delaware, Inc., THEG USA, LP, DOW Stereo/Video, Inc., and the Tweeter Home Entertainment Group Financing Trust.

     On October 25, 1999, the Company announced a 2-for-1 stock split payable in the form of a 100% stock dividend. The record date of the stock split was November 18, 1999. This stock split became effective on December 2, 1999. The accompanying consolidated financial statements reflect the effects of this conversion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of the Company. All material intercompany transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents for balance sheet and cash flow statement purposes.

     INVENTORY -- Inventory, which consists primarily of goods for resale, are stated at the lower of cost (average cost basis) or market.

     LONG-TERM INVESTMENTS -- Long-term investments consist primarily of investments in marketable equity securities. The Company considers its investments as available-for-sale and carries the investments at market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are included in other comprehensive income, which is reflected in stockholders' equity (deficit).

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the respective assets. Amortization of improvements to leased properties is based upon the remaining terms of the leases or the estimated useful lives of such improvements, whichever is shorter. Furniture and fixtures are depreciated between three and seven years. Automobiles and trucks are depreciated over three years. Leasehold interests are amortized over the remaining lives of the leases. Buildings owned by the Company are depreciated over a period of fifteen years.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

     GOODWILL -- Goodwill and other acquisition costs are being amortized on a straight-line basis over twenty-five years. All goodwill is evaluated for impairment using the methodology described in "long-lived assets."

     OTHER ASSETS -- Other assets include deferred financing costs that are being amortized over the term of the financing, using the straight-line method, which approximates the interest method. A portion of the deferred financing costs were written off during 1998 (see Note 14).

     FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS -- The fair value of the Company's assets and liabilities, which constitutes financial instruments as defined in Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," approximates their recorded value.

     LONG-LIVED ASSETS -- On an ongoing basis, the Company evaluates the carrying value of its long-lived assets based upon estimated future non-discounted cash flows relying on a number of factors, including operating results, business plans and certain economic projections. In addition, the Company's evaluation considers non-financial data such as changes in the operating environment, competitive information, market trends and business relationships.

     ACCOUNTING FOR ESTIMATES -- In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities that are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include allowances for potential bad debts, obsolete inventory, goodwill, the useful lives of its long-lived assets, the recoverability of deferred tax assets and other matters. Management bases its estimates on certain assumptions, which they believe are reasonable in the circumstances, and does not believe that any change in those assumptions in the near term would have a significant effect on the consolidated financial position or results of operations. Actual results could differ from these estimates.

     REVENUE RECOGNITION -- Revenue from merchandise sales is recognized upon shipment or delivery of goods. Service revenue is recognized when the repair service is completed.

     AUTOMATIC PRICE PROTECTION -- Under this program, if a customer purchases a consumer electronics product from one of the Company's stores and a competitor within twenty-five miles of the store advertises a lower price within thirty days, the Company automatically sends a check to the customer for the difference. The Company records the cost of its Automatic Price Protection policy to cost of sales and carries a reserve based on management's estimate of future liability under the program.

     EXTENDED WARRANTY SERVICE CONTRACTS -- Except as noted in the following paragraphs, the Company offers extended warranty service contracts on behalf of an unrelated third party (the "Warrantor") on most of its products. These contracts are on a non-recourse basis to the Company. The Company acts solely as an agent for the Warrantor and has no liability to the customer under the extended service contract, nor any other material obligation to the customer or the Warrantor. The Company includes revenue from the sale of extended warranty contracts in net sales and records as cost of sales the amounts due to the Warrantor

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES for the cost for such contracts at the time of sale as the earnings process has been completed.

     DEFERRED WARRANTY REVENUE -- On May 13, 1996 the Company acquired substantially all of the assets, and assumed some of the liabilities, of Bryn Mawr Radio and Television, Inc. and affiliate ("Bryn Mawr"). Bryn Mawr sold extended warranty contracts beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between twelve and sixty months. All revenue from the sale of extended warranty contracts sold through July 31, 1996 was deferred and the revenue is being amortized on a straight-line basis over the contract period. All costs related to the contracts are charged to expense when incurred. On August 1, 1996, the Company changed Bryn Mawr's warranty sales to a third- party provider, in conformance with the Company's practice of selling extended warranties. As part of the purchase, the Company assumed the liability for the deferred warranty on Bryn Mawr's books as of the transaction date.

     On May 30, 1997 the Company acquired certain assets and assumed certain liabilities of HiFi Buys, Inc. ("HiFi Buys"). HiFi Buys sold extended warranty contracts beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between twelve and sixty months. All revenue from the sale of extended warranty contracts sold through August 7, 1997 was deferred and the revenue is being amortized on a straight-line basis over the contract period. Sales commission costs related to the contracts were also deferred and the cost is being amortized on a straight-line basis over the contract period. On August 8, 1997, the Company changed HiFi Buys' warranty sales to a third-party provider, in conformance with the Company's practice of selling extended warranties. As part of the purchase, the Company assumed the liability for the deferred warranty on HiFi Buys' books as of the transaction date and the sales that continued through August 7, 1997.

     INCOME TAXES -- The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities or assets are recognized for the estimated tax effects of temporary differences between financial reporting and taxable income and for loss carry-forwards based on enacted tax laws and rates.

     STORE OPENING COSTS -- Costs of a non-capital nature incurred prior to store openings are expensed as incurred.

     STOCK-BASED COMPENSATION -- The Company, for the purposes of presentation in its consolidated financial statements, follows the precepts set forth in Accounting Principles Board Opinion No. 25 for computing compensatory aspects of stock-based compensation. In compliance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed the required pro forma effect on net income in Note 12.

     DEFERRED RENT AND RENTAL EXPENSE -- Minimum rent expense is recorded using the straight-line method over the related lease term. The difference between current payments required and rent expense is reflected as deferred rent.

     ADVERTISING -- Net costs for advertising, including electronic media, newspaper, buyer's guides and catalogs, which are expensed as incurred, amounted to $3,561,573, $3,957,746 and $4,404,776 for the years ended September 30, 1997,
1998 and 1999, respectively.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

     COMPREHENSIVE INCOME -- In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that certain components of stockholders' equity from non-owner sources be identified as "other comprehensive income." The Company adopted SFAS No. 130 during the fiscal year ended September 30, 1999. For the fiscal year ended September 30, 1999, the Company's comprehensive income was comprised of net income and a net unrealized gain on investments. The adopting of SFAS No. 130 had no impact on the fiscal year ended September 30, 1998 and 1997. Comprehensive income is included in the consolidated statements of stockholders' equity (deficit).

     EARNINGS (LOSS) PER SHARE -- The Company computed earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings (loss) per share is calculated based on the weighted-average number of common shares outstanding, adjusted for the nominal issuance of certain warrants. Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding, adjusted for the nominal issuance of certain warrants, shares of Preferred Stock outstanding, when dilutive, and dilutive potential common shares (common stock options and warrants).

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share:

                                               YEARS ENDED SEPTEMBER 30,
                                        ---------------------------------------
                                           1997           1998          1999
                                        -----------    ----------    ----------
BASIC EARNINGS (LOSS) PER SHARE
  ("EPS"):
Numerator:
  Net income..........................  $   146,283    $5,255,200    $9,075,535
  Accretion of preferred stock
     dividends........................    2,156,356    $2,514,043    $       --
                                        -----------    ----------    ----------
Net income (loss) available to common
  stockholders........................  $(2,010,073)   $2,741,157    $9,075,535
                                        ===========    ==========    ==========
Denominator:
  Weighted average common shares
     outstanding......................    2,605,752     4,233,280    14,212,598
Nominal issuance of warrants..........      739,262       739,262       172,434
                                        -----------    ----------    ----------
Weighted average shares outstanding...    3,345,014     4,972,542    14,385,032
                                        -----------    ----------    ----------
Basic EPS.............................  $     (0.60)   $     0.55    $     0.63
                                        ===========    ==========    ==========

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                                               YEARS ENDED SEPTEMBER 30,
                                        ---------------------------------------
                                           1997           1998          1999
                                        -----------    ----------    ----------
DILUTED EARNINGS (LOSS) PER SHARE:
Numerator.............................  $(2,010,073)   $5,255,200    $9,075,535
                                        -----------    ----------    ----------
Denominator:
  Weighted average common shares
     outstanding......................    3,345,014     4,972,542    14,385,032
  Potential common stock outstanding..           --     5,095,064     1,587,470
                                        -----------    ----------    ----------
Total.................................    3,345,014    10,067,606    15,972,502
                                        -----------    ----------    ----------
Diluted EPS...........................  $     (0.60)   $     0.52    $     0.57
                                        ===========    ==========    ==========

     RECENT ACCOUNTING PRONOUNCEMENTS -- During 1999, the Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in one business segment and therefore SFAS No. 131 had no impact on the Company's consolidated financial statements.

     The table below sets forth the approximate percentages of revenues for each of the Company's primary product categories for its fiscal years ended September 30, 1997, September 30, 1998 and September 30, 1999, respectively. The percentage of revenues represented by each product category may be affected by, among other factors, competition, economic conditions, consumer trends, the introduction into the market of new products, changes in the Company's product mix, acquisitions of stores with different product mixes, and the timing of marketing events. The historical percentages set forth below may not be indicative of revenue percentages for future periods:

                             PERCENTAGE OF REVENUES

                                                             FISCAL YEARS ENDED
                                                               SEPTEMBER 30,
                                                            --------------------
PRODUCT CATEGORY                                            1997    1998    1999
----------------                                            ----    ----    ----
Audio Equipment(1)........................................   33%     33%     32%
Video Equipment(2)........................................   36%     43%     42%
Mobile Equipment and Other(3).............................   31%     24%     26%

-------------------------

(1) Includes speakers, cassette decks, receivers, turntables, compact disc players, mini disc players, amplifiers, preamplifiers, and portable audio equipment.

(2) Includes video cassette players, camcorders, televisions, projection televisions, DVD players, and satellites.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

(3) Includes car decks, amplifiers and speakers, car security products, navigation equipment, cellular phones, audio and video accessories, and extended performance guaranties.

     During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 was not required to be implemented until fiscal year 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. This will require that the Company implement this statement in fiscal year 2001. Management is currently evaluating the effects that the adoption of SFAS No. 133 will have on the consolidated financial statements.

     RECLASSIFICATIONS -- Various financial statement amounts for 1997 and 1998 have been reclassified to conform to the classifications used in the September 30, 1999 consolidated financial statements.

3. CHANGES IN CAPITAL STRUCTURE

     On July 21, 1998, the Company successfully completed an IPO of its common stock, resulting in net proceeds to the Company of $32.2 million, which was used to retire outstanding debt. The offering also required the mandatory conversion of all of the outstanding Preferred Stock into common stock, thereby eliminating significant rights enjoyed by the preferred stockholders, and significantly changing the capital structure of the Company. Among other rights, the Preferred Stock had redemption provisions that guaranteed the holders a minimum return on investment of 15% if the shares were redeemed. Mandatory redemption was to begin in 2001, if the Company had not successfully completed an IPO resulting in net proceeds to the Company of at least $15.0 million. In periods prior to the IPO, the Company accreted Preferred Stock to its redemption value with a charge to retained earnings. Upon conversion of the Preferred Stock to common stock, the Company eliminated all balances related to the Preferred Stock through retained earnings and additional paid-in capital.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

4. PROPERTY AND EQUIPMENT

     Major classifications of property and equipment are summarized below:

                                                           SEPTEMBER 30,
                                                     --------------------------
                                                        1998           1999
                                                     -----------    -----------
Leasehold improvements.............................  $18,006,620    $24,445,597
Furniture and equipment............................   10,185,549     13,941,439
Buildings..........................................    4,000,003      4,650,762
Land...............................................      940,000      1,717,518
Automobiles and trucks.............................      370,074        616,126
Capitalized leases.................................           --        113,702
Construction in progress...........................      475,912      2,899,539
Leasehold interests................................      165,000        165,000
                                                     -----------    -----------
                                                      34,143,158     48,549,683
Less accumulated depreciation and amortization.....   10,165,040     14,306,442
                                                     -----------    -----------
                                                     $23,978,118    $34,243,241
                                                     ===========    ===========

     Depreciation and amortization (excluding amortization of goodwill) for the fiscal years ended September 30, 1997, 1998 and 1999 aggregated $2,258,121, $2,913,808 and $4,141,182, respectively.

5. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                           SEPTEMBER 30,
                                                     --------------------------
                                                        1998           1999
                                                     -----------    -----------
Merchandise received not invoiced..................  $ 1,748,947    $ 2,583,516
Fringe benefits....................................    1,446,030      1,953,789
Compensation.......................................    2,465,064      1,729,685
Sales taxes payable................................    1,069,249      1,574,034
Advertising........................................    1,832,127      1,567,523
Federal income taxes payable.......................           --      1,159,878
Group insurance....................................      255,000        390,948
Other..............................................    3,190,407      5,237,933
                                                     -----------    -----------
                                                     $12,006,824    $16,197,306
                                                     ===========    ===========

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

6. DEFERRED WARRANTY REVENUE

     As part of the acquisition of Bryn Mawr in May of 1996, the Company assumed the deferred revenue on Bryn Mawr's books at that time. Amortization of the deferred warranty revenue for the years ended September 30, 1997, 1998 and 1999 was $468,418, $326,247 and $203,163, respectively (see Note 2).

     As part of the acquisition of HiFi Buys on May 30, 1997, the Company assumed the deferred warranty revenue and expense related to the sale of self-funded extended warranty contracts on HiFi Buys' books at the date of the acquisition. Amortization of deferred warranty revenue for the years ended September 30, 1997, 1998 and 1999 was $478,145, $1,183,234 and $906,163,
respectively (see Note 2). Self-funded extended warranty contract sales were $276,720 in the fiscal year ended September 30, 1997.

7. DEBT

     Long-term debt consists of the following:

                                                            SEPTEMBER 30,
                                                       ------------------------
                                                          1998          1999
                                                       ----------    ----------
Revolving term bank loan.............................  $5,250,000    $5,700,000
Other................................................          --        52,356
                                                       ----------    ----------
Subtotal.............................................   5,250,000     5,752,356
Less current portion.................................          --        35,551
                                                       ----------    ----------
                                                       $5,250,000    $5,716,805
                                                       ==========    ==========

     The Company has a credit facility that matures on July 31, 2001. On March 22, 1999, the Company amended its loan agreement with the bank. Among other things, this amendment changed (a) the maximum availability from $30,000,000 to $50,000,000 and (b) certain financial covenants, the most restrictive of which continue to be the maintenance of certain debt coverage and leverage ratios. This facility also restricts the Company from paying cash dividends. The amount outstanding under the agreement totaled $5,250,000 and $5,700,000 at September 30, 1998 and 1999, respectively, and is collateralized by the Company's inventory, and certain other assets. The unpaid balances under this agreement bear interest at the lender's base rate (8.25% at September 30, 1999), or LIBOR plus 1% if the Company commits the balances for a period of thirty days or more.

8. EMPLOYEE SAVINGS PLAN

     The Company has established an employee savings plan covering all employees. Under the terms of the plan, which was adopted under Section 401(k) of the Internal Revenue Code, the Company can match employee contributions. Such matching contributions cannot exceed the employer's established annual percentage of compensation, which was a maximum of 6% for the years ended September 30, 1997, 1998 and 1999. The Company's

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES contribution expense was $100,000, $290,000 and $425,000 for the years ended September 30, 1997, 1998 and 1999, respectively.

9. COMMITMENTS AND CONTINGENCIES

     The Company leases the majority of its stores, installation centers, warehouses and administrative facilities under operating leases. The lives of these leases range from five to twenty years with varying renewal options. The leases provide for base rentals, real estate taxes, common area maintenance charges and, in some instances, the payment of percentage rents based on sales volume. Rent expense for the years ended September 30, 1997, 1998 and 1999 was $5,978,819, $8,637,505 and $10,309,850, respectively. Percentage rent expense was $47,243, $41,833 and $127,923 for the years ended September 30, 1997, 1998 and 1999, respectively.

     Future minimum rental commitments under non-cancelable operating leases as of September 30, 1999 are as follows:

Fiscal year ended September 30, 2000........................  $ 13,704,010
Fiscal year ended September 30, 2001........................    12,195,255
Fiscal year ended September 30, 2002........................    11,603,730
Fiscal year ended September 30, 2003........................    10,967,086
Fiscal year ended September 30, 2004........................    10,177,433
Thereafter..................................................    45,920,380
                                                              ------------
     Total..................................................  $104,567,894
                                                              ============

     On June 23, 1998 the Company completed the purchase of a facility in Massachusetts to serve as the corporate headquarters, service center and distribution center in Massachusetts. The purchase price for this facility was $3,950,000, and the Company spent an additional $1,590,000 in related building improvements.

     Effective upon the consummation of the IPO, the Company entered into employment agreements with certain key employees. These agreements provide for continued employment with termination by either party. Under certain circumstances, the key employees could receive an amount up to three times their annual base salary.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

10. INCOME TAXES

     The provision (benefit) for income taxes under SFAS No. 109 consisted of the following:

                                                 YEAR ENDED SEPTEMBER 30,
                                            -----------------------------------
                                             1997         1998          1999
                                            -------    ----------    ----------
Current:
  Federal.................................  $21,821    $2,081,039    $5,533,879
  State...................................    6,101       538,121     1,346,447
                                            -------    ----------    ----------
                                             27,922     2,619,160     6,880,326
Deferred:
  Current deferral........................   71,040     1,104,809      (829,969)
                                            -------    ----------    ----------
                                            $98,962    $3,723,969    $6,050,357
                                            =======    ==========    ==========

     The tax effects of significant temporary differences comprising the Company's current and long-term net deferred tax assets are as follows:

                                                           SEPTEMBER 30,
                                                     --------------------------
                                                        1998           1999
                                                     -----------    -----------
Accruals and reserves..............................  $ 1,129,773    $ 1,611,959
Deferred revenue...................................      468,579        287,645
                                                     -----------    -----------
Net deferred tax assets -- current.................    1,598,352      1,899,604
                                                     -----------    -----------
Deferred rent......................................    1,191,676      1,366,422
Depreciation.......................................      663,705      1,425,802
Deferred revenue...................................      450,384        144,536
Unrealized gain on marketable equity securities....           --       (200,960)
Intangible -- excess of tax amortization over book
  amortization.....................................   (3,729,048)    (3,831,327)
                                                     -----------    -----------
Net deferred tax liabilities -- long-term..........   (1,423,283)    (1,095,527)
                                                     -----------    -----------
Total net deferred tax assets......................  $   175,069    $   804,077
                                                     ===========    ===========

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

     The Company has determined that it is more likely than not that it will fully realize the deferred tax assets. Consequently, no valuation allowance was established as of September 30, 1998 and 1999. A reconciliation between the statutory and effective income tax rates is as follows:

                                                                 YEAR ENDED
                                                               SEPTEMBER 30,
                                                            --------------------
                                                            1997    1998    1999
                                                            ----    ----    ----
Statutory income tax free.................................  34.0%   34.0%   35.0%
State income taxes, net of federal benefit................  5.8     5.5      5.1
Other.....................................................  0.5     0.5     (0.1)
                                                            ----    ----    ----
Effective income tax rate.................................  40.3%   40.0%   40.0%
                                                            ====    ====    ====

11. ACQUISITIONS

     HIFI BUYS -- On May 30, 1997, the Company acquired the principal operating assets and assumed certain liabilities of HiFi Buys. This transaction has been accounted for as a purchase, and accordingly, the results of operations of the Company's business relating to HiFi Buys have been included in the consolidated statements of income since the acquisition date. The allocation of the purchase price resulted in goodwill of $15,826,949, which is being amortized over twenty-five years using the straight-line method. The net assets acquired at fair market value on May 30, 1997 were allocated as follows:

Inventory...................................................  $ 9,273,400
Property and equipment......................................    2,771,700
Accounts receivable.........................................    1,428,800
Other assets................................................      236,500
Accounts payable and accrued expenses.......................   (9,483,100)
                                                              -----------
Net assets acquired.........................................    4,227,300
Total purchase price and related costs......................   20,054,249
                                                              -----------
Goodwill....................................................  $15,826,949
                                                              ===========

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

     HOME ENTERTAINMENT, INC. -- On February 1, 1999, the Company acquired the principal operating assets and assumed certain liabilities of Home Entertainment, Inc. This transaction has been accounted for as a purchase, and accordingly, the results of operations of the Company's business relating to Home Entertainment, Inc. have been included in the consolidated statements of income since the acquisition date. The allocation of the purchase price resulted in goodwill of $5,358,452, which is being amortized over twenty-five years using the straight-line method. The net assets acquired at fair market value on February 1, 1999 were allocated as follows:

Inventory...................................................  $3,489,009
Property and equipment......................................   1,021,202
Accounts receivable.........................................     286,674
Other assets................................................      41,632
Accounts payable and accrued expenses.......................    (636,732)
                                                              ----------
Net assets acquired.........................................   4,201,785
Total purchase price and related costs......................   9,560,237
                                                              ----------
Goodwill....................................................  $5,358,452
                                                              ==========

     The following unaudited pro forma financial information reflects the consolidated results of operations for the Company for the twelve months ended September 30, 1998 and 1999 as though the acquisition had occurred on the first day of each fiscal year. The pro forma operating results are presented for comparative purposes only and do not purport to present the Company's actual operating results or results which may occur in the future, had the acquisition been consummated at the beginning of each fiscal year.

                                                       TWELVE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                   ----------------------------
                                                       1998            1999
                                                   ------------    ------------
Net sales........................................  $256,981,310    $292,551,314
Net income.......................................     5,901,493       9,453,977
Net income available to common stockholders......     3,387,450       9,453,977
Basic earnings per share.........................          0.68            0.66
Diluted earnings per share.......................          0.59            0.59

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

     DOW STEREO/VIDEO, INC. -- On July 1, 1999, the Company acquired the capital stock of DOW Stereo/ Video, Inc. This transaction has been accounted for as a purchase and, accordingly, the results of operations of the Company's business relating to DOW Stereo/ Video, Inc. have been included in the consolidated statements of income since the acquisition date. The allocation of the purchase price resulted in goodwill of $5,363,992, which is being amortized over twenty-five years using the straight-line method. The net assets acquired at fair market value on July 1, 1999 were allocated as follows:

Inventory...................................................  $ 6,091,953
Property and equipment......................................      503,259
Accounts receivable.........................................      383,250
Other assets................................................      113,947
Accounts payable and accrued expenses.......................   (3,650,015)
                                                              -----------
Net assets acquired.........................................    3,442,394
Total purchase price and related costs (including the
  issuance of 32,290 shares of common stock for $600,000)...    8,806,386
                                                              -----------
Goodwill....................................................  $ 5,363,992
                                                              ===========

     The following unaudited pro forma financial information reflects the consolidated results of operations for the Company for the twelve months ended September 30, 1998 and 1999 as though the acquisition had occurred on the first day of each fiscal year. The pro forma operating results are presented for comparative purposes only and do not purport to present the Company's actual operating results or results which may occur in the future, had the acquisition been consummated at the beginning of each fiscal year.

                                                       TWELVE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                   ----------------------------
                                                       1998            1999
                                                   ------------    ------------
Net sales........................................  $272,994,316    $315,031,844
Net income.......................................     5,751,243      10,101,475
Net income available to common stockholders......     3,237,200      10,101,475
Basic earnings per share.........................          0.65            0.70
Diluted earnings per share.......................          0.57            0.63

     Accumulated amortization of goodwill was approximately $2,144,000 and $3,200,000 for the years ended September 30, 1998 and 1999, respectively.

     ELECTRONIC ENVIRONMENTS -- On September 3, 1999, the Company purchased certain assets and assumed certain liabilities of Electronic Environments, a custom home installation company. Total purchase price and related cost amounted to approximately $520,000, including the issuance of 12,532 shares of common stock for $200,000. The purchase price was allocated primarily to goodwill and property and equipment. This transaction has been

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES accounted for as a purchase. The results of operations for the acquired entity in 1999 were not significant. Accordingly, pro forma information has not been presented.

12. STOCKHOLDERS' EQUITY (DEFICIT)

     COMMON STOCK -- Holders of common stock are entitled to dividends if declared by the Board of Directors, and each share carries one vote. Currently the Company's credit facility contains a restriction preventing the payment of cash dividends. The common stock has no cumulative voting, redemption or preemptive rights.

     During the period from March 7, 1997 through May 30, 1997, the Company issued warrants to purchase 74,276 shares of common stock to certain stockholders who participated in a Warrant and Debenture Commitment relating to a certain bridge loan financing agreement. The warrants had a five year term and an exercise price of $3.43 per share. The Company hired an independent appraiser to determine the fair value of the warrants as of the issue date. The warrants were issued at or above the fair value of the underlying stock consequently, the Company has not assigned value to nor recorded an expense for this warrant issuance. As of September 30, 1999 there were 16,796 warrants outstanding and exercisable.

     The weighted average exercise price for all warrants outstanding at September 30, 1998 and 1999, respectively, is $1.07 and $3.23. The following table summarizes information regarding stock warrants outstanding at September 30, 1999:

               NUMBER
           OUTSTANDING AND    WEIGHTED-
AVERAGE    EXERCISABLE AT      AVERAGE
EXERCISE    SEPTEMBER 30,     REMAINING
 PRICES         1999         LIFE (YEARS)
--------   ---------------   ------------
 $3.23         16,796            7.40

     INITIAL PUBLIC OFFERING -- On July 21, 1998, the Company completed an IPO of 5,420,000 shares of common stock. The Company sold 4,400,000 shares, and 1,020,000 shares were sold by existing stockholders. Net proceeds received by the Company were $32,200,000. Net proceeds were used to repay indebtedness. There were no payments made to directors or officers of the Company, or to persons owning ten percent or more of any class of equity securities of the Company or to any affiliate of the Company, except that the Company repaid approximately $5.0 million on account of a promissory note to one of the institutional investors. This investor beneficially owned 11.2% of the Company's common stock, immediately prior to the Offering.

     SECONDARY PUBLIC OFFERING -- On February 2, 1999, the Company completed a secondary offering of 5,000,000 shares of common stock. The Company sold 1,000,000, and existing stockholders sold 4,000,000 shares. The Company also covered the underwriter's overallotment and issued 750,000 additional shares. Total net proceeds received by the Company were $24,300,000. The Company used these net proceeds to repay $5,900,000 of existing indebtedness under its revolving credit facility, fund the Home Entertainment

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES acquisition for approximately $9,600,000, and fund the DOW Stereo/Video acquisition for approximately $8,800,000, and for working capital and general corporate purposes.

     SHELF REGISTRATION STATEMENT -- On April 13, 1999, the Company filed a shelf registration statement on Form S-4 with the Securities and Exchange Commission, which became effective on May 4, 1999. The registration statement related to 4,000,000 shares of common stock of the Company. These shares may be issued from time to time in the future by the Company in connection with the acquisition of assets, business or securities of other companies, whether by purchase, merger or any other form of business combination.

     COMMON STOCK INCENTIVE PLANS -- In November of 1995, the Company implemented a stock option plan, under which incentive and nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of the Company's common stock. The exercise price for incentive stock options for employees and nonqualified options for outside directors range from $0.31 to $18.688 per share. Options are generally exercisable over a period from one to ten years from the date of the grant and are dependent on the vesting schedule associated with the grant. Options for 1,136,548, 1,316,152 and 1,283,362 shares were exercisable under the 1995 Stock Option Plan at September 30, 1997, 1998 and 1999, respectively.

     On June 1, 1998, the Company terminated the 1995 Stock Option Plan and adopted the 1998 Stock Option and Incentive Plan (the "1998 Plan") to provide incentives to attract and retain executive officers, directors, key employees and consultants. In addition, the number of shares of common stock issuable under the 1998 Plan will increase, on each anniversary date of the adoption of the 1998 Plan, to that number of shares equal to the lesser of (i) 2% of the total number of shares of common stock that are issued and outstanding on a fully diluted basis on each such anniversary date or (ii) 300,000 shares of common stock.

     As options granted under the 1998 Plan are exercised, the number of shares represented by such previously outstanding options will again become available for issuance under the 1998 Plan up to a maximum of 200,000 shares of common stock annually. There were 135,760 shares exercisable under the 1998 Stock Option Plan at September 30, 1999. There were 2,131,372 shares available for future grants at September 30, 1999.

     The 1998 Plan is administered by the Compensation Committee of the Board of Directors and will allow the Company to issue one or more of the following: stock options (incentive stock options and non-qualified options), restricted stock awards, stock appreciation rights, common stock in lieu of certain cash compensation, dividend equivalent rights, performance shares and performance units (collectively, "Plan Awards"). The 1998 Plan will expire five years following its adoption. Awards made thereunder and outstanding at the expiration of the 1998 Plan will survive in accordance with their terms. Other than stock options, no Plan Awards were granted during 1998 and 1999.

     In any plan year no more than 25% of the shares reserved for issuance under the 1998 Plan may be used for Plan Awards consisting of restricted stock. All grants of restricted stock under the 1998 Plan will be subject to vesting over seven years, subject, however, at the Administrator's discretion, to acceleration of vesting upon the achievement of specified performance goals.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

     The 1998 Plan also provides for the grant or issuance of Plan Awards to directors of the Company who are not employees of the Company. These options will vest over a period of three years, provided such non-employee director is not removed before the end of his or her term. On June 1, 1999, the Board of Directors authorized the grant of options ("June 1999 Options") under the 1998 Plan, exercisable for a total of 28,000 shares of common stock, to certain officers, directors and employees of the Company.

     The following summarizes transactions under the stock option plans:

                                                                       WEIGHTED-
                                                                        AVERAGE
                                      NUMBER OF       PER SHARE        EXERCISE
                                       SHARES        OPTION PRICE        PRICE
                                      ---------    ----------------    ---------
October 1, 1996.....................  1,208,848    $ 0.31 to $ 3.55     $ 1.16
  Granted...........................    465,204    $ 3.23 to $ 4.04     $ 3.69
  Exercised.........................         --                  --         --
  Canceled..........................     22,578    $ 0.31 to $ 3.23     $ 0.89
                                      ---------    ----------------     ------
September 30, 1997..................  1,651,474    $ 0.31 to $ 4.04     $ 1.86
  Granted...........................    467,140    $ 3.62 to $ 8.50     $ 7.88
  Exercised.........................         --                  --         --
  Canceled..........................     20,564    $ 0.31 to $ 3.62     $ 1.62
                                      ---------    ----------------     ------
September 30, 1998..................  2,098,050    $ 0.31 to $ 8.50     $ 3.24
  Granted...........................    707,300    $13.50 to $18.69     $15.89
  Exercised.........................    291,274    $ 0.31 to $ 8.50     $ 2.08
  Canceled..........................     57,074    $ 0.31 to $15.31     $10.12
                                      ---------    ----------------     ------
September 30, 1999..................  2,457,002    $ 0.31 to $18.69     $ 6.84

     The following summarizes information about all stock options outstanding at September 30, 1999:

                                                     WEIGHTED-         NUMBER OF
                                    SHARES            AVERAGE           OPTIONS
                                 OUTSTANDING         REMAINING        EXERCISABLE
                               AT SEPTEMBER 30,     CONTRACTUAL     AT SEPTEMBER 30,
EXERCISE PRICES                      1999          LIFE (YEARS)           1999
---------------                ----------------    -------------    ----------------
$ 0.31.......................       335,460             6.3              322,276
$ 0.34.......................       223,756             6.4              223,756
$ 0.76.......................       165,168             6.2              165,168
$ 3.23.......................       185,764             6.6              160,396
$ 3.55.......................        88,296             6.7               88,296
$ 3.62.......................       283,576             7.8              217,362

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                                                     WEIGHTED-         NUMBER OF
                                    SHARES            AVERAGE           OPTIONS
                                 OUTSTANDING         REMAINING        EXERCISABLE
                               AT SEPTEMBER 30,     CONTRACTUAL     AT SEPTEMBER 30,
EXERCISE PRICES                      1999          LIFE (YEARS)           1999
---------------                ----------------    -------------    ----------------
$ 4.04.......................       105,780             7.8              105,780
$ 7.11.......................           656             8.4                  328
$ 8.50.......................       389,246             4.8              135,760
$13.50.......................        12,000             5.5                   --
$14.50.......................         8,000             5.9                   --
$14.82.......................        28,000             5.6                   --
$15.32.......................        41,000             5.3                   --
$15.50.......................         3,000             5.9                   --
$16.07.......................       580,300             5.8                   --
$16.13.......................         5,000             6.0                   --
$18.69.......................         2,000             6.0                   --
                                  ---------                            ---------
Total........................     2,457,002             6.2            1,419,122
                                  =========                            =========

     The weighted-average exercise price of all options outstanding as of September 30, 1998 and 1999 is $3.24 and $6.84, respectively.

     For purposes of determining the disclosures required by SFAS No. 123, the fair value of each stock option granted in 1997, 1998 and 1999 under the Company's stock option plan was estimated on the date of grant using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model were as follows:

                                                          1997    1998    1999
                                                          ----    ----    -----
Risk free interest rate.................................  5.69%   5.67%    5.53%
Expected life of option grants (years)..................  4.0     3.3      3.0
Expected volatility of underlying stock................. 54.5%   54.5%    80.57%

     Had compensation cost for stock option grants during the years ended September 30, 1997, 1998 and 1999 been determined under the provisions of SFAS No. 123, the Company's net income (before accretion on Preferred Stock) would have been approximately $143,000, $5,197,000 and $8,873,000, respectively. Pro forma diluted earnings (loss) per share would have been $(.60), $.52 and $.56 for the years ended September 30, 1997, 1998 and 1999, respectively.

     EMPLOYEE STOCK PURCHASE PLAN -- During fiscal 1999, the Company adopted an Employee Stock Purchase Plan (ESPP). The ESPP was effective upon approval by the stockholders of the Company and will continue in effect for a term of twenty
(20) years, unless terminated sooner. The Company has the right to terminate the Plan at any time. The Plan is intended to be an Employee Stock Purchase Plan under Section 423 of the Internal

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

Revenue Code of 1986, as amended. Subject to adjustment pursuant to the Stock Purchase Plan, the aggregate number of shares of Common Stock which may be sold under the Stock Purchase Plan is 1,000,000.

13. RELATED PARTY TRANSACTIONS

     In May 1996, in connection with the acquisition of Bryn Mawr, the Company entered into a consulting agreement with Bryn Mawr's former owner and a former director of the Company ("BMFO") for a term of four years (the "Consulting Period"). This consulting agreement was amended as of April 23, 1997 and currently the Company is obligated to pay BMFO a monthly salary of approximately $21,000 for each month during the first year after the commencement date of the agreement, and approximately $4,200 for each month during years three and four of the Consulting Period plus out-of-pocket expenses. No compensation or expenses were to be paid to BMFO for the second year of the Consulting Period. The Company also entered into certain lease agreements for three facilities in Pennsylvania with an affiliate of BMFO. Total yearly payments under these agreements aggregates to approximately $670,000.

14. EXTRAORDINARY ITEM

     In connection with the IPO completed on July 21, 1998, the Company recorded an extraordinary charge for the early extinguishment of debt. The Company wrote off deferred financing costs of $286,009 related to the 1997 Notes. The Company also wrote off $280,136 representing the unamortized portion of the discount related to the warrants issued in conjunction with the 1997 Notes. The gross amount of the extraordinary item was $566,145. The net effect of $339,687, after tax benefit of $244,557, was recorded in the consolidated statement of income as an extraordinary item.

15. LONG-TERM INVESTMENTS

     The cost and fair value of long-term investments at September 30, 1999 were as follows:

                                                       HISTORICAL       FAIR
                                                          COST         VALUE
                                                       ----------    ----------
Marketable equity securities.........................  $1,343,886    $1,846,366

     At September 30, 1999 the unrealized gain of $301,520 (net of tax effect) was included in accumulated other comprehensive income reflected in stockholders' equity (deficit).

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a tabulation of the quarterly results of operations for the fiscal years ended September 30, 1998 and 1999, respectively.

                                                  THREE MONTHS ENDED
                                  ---------------------------------------------------
                                  DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                      1997         1998        1998         1998
                                  ------------   ---------   --------   -------------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL YEAR 1998
Total revenue...................    $74,617       $54,512    $49,676       $53,483
Gross profit....................     25,381        19,468     17,419        18,754
Net income......................      3,173         1,139        204           738
Net income (loss) available to
  common stockholders...........      2,381           347       (588)          599
Basic earnings (loss) per
  share.........................       0.71          0.11      (0.18)         0.06
Diluted earnings (loss) per
  share.........................       0.35          0.09      (0.18)         0.06

                                                  THREE MONTHS ENDED
                                  ---------------------------------------------------
                                  DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                      1998         1999        1999         1999
                                  ------------   ---------   --------   -------------
FISCAL YEAR 1999
Total revenue...................    $86,784       $62,236    $59,653       $74,614
Gross profit....................     29,551        22,337     21,568        27,083
Net income......................      4,557         1,440        969         2,110
Basic earnings per share........       0.36          0.10       0.07          0.14
Diluted earnings per share......       0.32          0.09       0.06          0.13

17. SUBSEQUENT EVENTS

     On October 4, the Company formed a joint-venture with Cyberian Outpost, Inc. (Nasdaq: COOL), organized as Tweeter.Outpost.com, LLC, to jointly market and sell consumer electronics over the Internet. The Tweeter.Outpost.com site was launched on October 19, 1999, with a primary URL of Tweeter.Outpost.com. The Company also made an equity investment of $1.0 million dollars in the common stock of Cyberian Outpost. This 50/50 joint venture was capitalized with $2,500,000 from each party, primarily to fund inventory procurement.

                                   **********

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1999
                                  (UNAUDITED)

                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  3,727,724
  Accounts receivable, net of allowance for doubtful
     accounts of $652,000...................................      18,597,703
  Inventory.................................................      67,891,889
  Deferred tax assets.......................................       1,899,604
  Prepaid expenses and other current assets.................         576,809
                                                                ------------
          Total current assets..............................      92,693,729
  Investment in joint venture...............................       2,782,552
  Long-term investments.....................................       2,602,714
  Property and equipment, net...............................      37,101,112
  Other assets, net.........................................         124,124
  Goodwill, net.............................................      29,928,095
                                                                ------------
          Total.............................................    $165,232,326
                                                                ============
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................    $     33,384
  Amount due to bank........................................       8,232,174
  Accounts payable..........................................      19,582,453
  Accrued expenses..........................................      32,133,124
  Customer deposits.........................................       3,490,924
  Deferred warranty.........................................         638,606
                                                                ------------
          Total current liabilities.........................      64,110,665
                                                                ------------
LONG-TERM DEBT:
  Notes payable to bank.....................................          27,707
                                                                ------------
OTHER LONG-TERM LIABILITIES:
  Rent related accruals.....................................       3,308,340
  Deferred warranty.........................................         169,716
  Deferred tax liabilities..................................       1,398,066
  Other long-term liabilities...............................          50,820
                                                                ------------
          Total other long-term liabilities.................       4,926,942
                                                                ------------
          Total liabilities.................................      69,065,314
                                                                ------------
STOCKHOLDERS' EQUITY
  Preferred Stock, $.01 par value, 10,000,000 shares
     authorized, no shares issued and outstanding...........              --
  Common stock, $.01 par value, 30,000,000 shares
     authorized; 17,225,215 shares issued...................         172,252
  Additional paid in capital................................      73,540,706
  Accumulated other comprehensive income....................         755,329
  Retained earnings.........................................      23,604,885
                                                                ------------
          Total.............................................      98,073,172
  Less treasury stock: 1,896,007 shares at cost.............      (1,906,160)
                                                                ------------
          Total stockholders' equity........................      96,167,012
                                                                ------------
          Total.............................................    $165,232,326
                                                                ============

See notes to unaudited condensed consolidated financial statements.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
Total revenue...............................................  $ 86,784,153   $124,813,563
Cost of sales...............................................   (57,233,284)   (79,165,067)
                                                              ------------   ------------
  Gross Profit..............................................    29,550,869     45,648,496
Selling expenses............................................    17,498,748     26,981,949
Corporate, general and administrative expenses..............     4,040,692      4,647,302
Amortization of goodwill....................................       215,400        331,892
                                                              ------------   ------------
Income from operations......................................     7,796,029     13,687,353
Income from joint venture...................................            --        107,349
Interest expense............................................       200,498        258,197
                                                              ------------   ------------
Income before income taxes..................................     7,595,531     13,536,505
Income tax expense..........................................     3,038,212      5,414,602
                                                              ------------   ------------
NET INCOME..................................................  $  4,557,319   $  8,121,903
                                                              ============   ============
Basic earnings per share....................................  $       0.36   $       0.53
                                                              ============   ============
Diluted earnings per share..................................  $       0.32   $       0.48
                                                              ============   ============
Weighted average shares outstanding
  Basic.....................................................    12,713,122     15,276,825
  Diluted...................................................    14,204,200     17,044,278

See notes to unaudited condensed consolidated financial statements

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  1998          1999
                                                              ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  4,557,319   $ 8,121,903
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     1,084,598     1,570,250
     Equity earnings in joint venture investment............            --      (107,349)
     Gain on disposal of equipment..........................            --       (10,300)
     Changes in operating assets and liabilities, net of
       effects from acquisition of business:
       Increase in accounts receivable......................    (5,360,826)   (9,040,857)
       Increase in inventory................................    (5,523,537)   (5,756,373)
       Decrease in prepaid expenses and other current
          assets............................................       103,570       179,825
       Increase in accounts payable accrued expenses........    14,055,406    17,141,132
       Increase in customer deposits........................     1,031,643     1,050,834
       Increase in deferred rent............................       105,829       110,683
       Decrease in deferred warranty........................      (311,877)     (203,055)
       Decrease in other liabilities........................       (27,720)     (228,680)
                                                              ------------   -----------
          Net cash provided by operating activities.........     9,714,405    12,828,013
                                                              ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................    (3,659,478)   (4,065,582)
  Proceeds from sale of property and equipment..............            --        10,300
  Acquisition of business...................................            --      (100,321)
                                                              ------------   -----------
          Net cash used in investing activities.............    (3,659,478)   (4,155,603)
                                                              ------------   -----------
CASH FLOWS FROM FINANCIAL ACTIVITIES:
  Amount due to bank........................................     2,331,014     2,209,118
  Payments of long-term debt................................    (5,250,000)   (5,714,299)
  Equity transactions.......................................            --       236,203
  Investment in joint venture...............................            --    (2,675,203)
                                                              ------------   -----------
          Net cash used in financial activities.............    (2,918,986)   (5,944,181)
                                                              ------------   -----------
INCREASE IN CASH AND CASH EQUIVALENTS.......................     3,135,941     2,728,229
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............       776,709       999,495
                                                              ------------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  3,912,650   $ 3,727,724
                                                              ============   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest...............................................  $    567,287   $   203,003
                                                              ============   ===========
     Taxes..................................................  $  1,322,936   $   989,000
                                                              ============   ===========

See notes to unaudited condensed consolidated financial statements

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The unaudited condensed consolidated financial statements of Tweeter Home Entertainment Group, Inc. and its subsidiaries ("Tweeter" or the "Company"), included herein, should be read in conjunction with the consolidated financial statements and notes thereto included in Tweeter's Annual Report on Form 10-K for the fiscal year ended September 30, 1999.

2. ACCOUNTING POLICIES

     The unaudited consolidated financial statements of Tweeter have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the interim consolidated financial statements have been included. Operating results for the three-month period ended December 31, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2000. Tweeter typically records its highest revenue and earnings in this first fiscal quarter.

3. EARNINGS PER SHARE

     Tweeter computed earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Basic earnings per share is calculated based on the weighted average number of common shares outstanding, adjusted, in 1998, for the nominal issuance of certain warrants. Diluted earnings per share is based on the weighted average number of common shares outstanding, adjusted for the nominal issuance of certain warrants, shares of preferred stock outstanding, when dilutive, and dilutive potential common shares (common stock options and warrants).

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share:

                                                                 THREE MONTHS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
BASIC EARNINGS PER SHARE:
Numerator:
  Net income................................................  $ 4,557,319   $ 8,121,903
Denominator:
  Weighted average common shares outstanding................   12,393,448    15,276,825
  Nominal issuance of warrants..............................      319,674            --
                                                              -----------   -----------
Weighted average shares outstanding.........................   12,713,122    15,276,825
                                                              -----------   -----------
Basic earnings per share....................................  $      0.36   $      0.53
                                                              ===========   ===========
DILUTED EARNINGS PER SHARE:
Numerator...................................................  $ 4,557,319   $ 8,121,903
Denominator:
  Weighted average shares outstanding.......................   12,713,122    15,276,825
  Potential common stock outstanding........................    1,491,078     1,767,453
                                                              -----------   -----------
Total.......................................................   14,204,200    17,044,278
                                                              -----------   -----------
Diluted earnings per share..................................  $      0.32   $      0.48
                                                              ===========   ===========

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

4. COMPREHENSIVE INCOME

     Comprehensive income for the three months ended December 31, 1998 and December 31, 1999 was as follows:

                                                       THREE MONTHS
                                                           ENDED
                                                       DECEMBER 31,
                                                   ---------------------
                                                     1998        1999
                                                     ----        ----
Net income.......................................  4,557,319   8,121,903
Change in fair value of long-term investment (net
  of tax)........................................         --     453,809
                                                   ---------   ---------
Comprehensive income.............................  4,557,319   8,575,712
                                                   =========   =========

5. INVESTMENT IN JOINT VENTURE

     On October 4, 1999, Tweeter formed a joint venture with Outpost.com, organized as Tweeter.Outpost.com, LLC, to jointly market and sell consumer electronics over the Internet. The Tweeter.Outpost.com site was launched on October 19, 1999. This joint venture was capitalized with $2.5 million from each party, primarily to fund inventory procurement. Profits and losses generated from this entity are split evenly. The joint venture is accounted for by the Company under the equity method. The investment is presented on the balance sheet as "Investment in joint venture". As of December 31, 1999, total assets and total liabilities of the joint venture amounted to $7,233,944 and $2,019,246, respectively. For the fiscal quarter ended December 31, 1999, the joint venture had total revenue of $1,538,852 and net income of $214,698.

6. SOUND INSTALLATIONS

     On November 1, 1999, the Company purchased certain assets and assumed certain liabilities of Sound Installations, Inc., a custom home installation company. Total purchase price and related cost amounted to approximately $210,000, including the issuance of 5,124 shares of common stock with a market value at issuance of $110,000. The purchase price was allocated primarily to goodwill and property and equipment. This transaction has been accounted for as a purchase. The results of operations for the acquired entity in this fiscal quarter were not significant. Accordingly, pro forma information has not been presented.

7. SUBSEQUENT EVENTS

     On January 11, 2000, Tweeter filed a registration statement on Form S-3 with the Securities and Exchange Commission. The prospectus relates to 2,550,000 shares of Tweeter Home Entertainment Group, Inc. common stock of which 550,000 will be offered by selling stockholders and 2,000,000 will be offered by the Company. The primary purpose of the offering is to raise cash for the Company for working capital and for other general corporate purposes, including possible strategic acquisitions. This registration statement has not yet been declared effective.

            TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

     On January 20, 2000, we announced that we had reached an agreement in principle to acquire United Audio Centers, Inc. located in the greater Chicago, Illinois area. We expect to exchange our common stock with an approximate current value of $6.5 million for the acquisition of the assets and the assumption of the liabilities of United Audio. United is an industry leader in combining quality products, knowledgeable sales consultants and high levels of service. We expect to grow United Audio's presence in the greater Chicago area over the next several years and use the Chicago marketplace as a springboard into other surrounding cities. We expect to continue the operation of all seven retail stores as well as the service and distribution facilities. We expect to close this transaction in April 2000. The agreement in principle to acquire United Audio is subject to various terms and conditions. It is possible, therefore, that we will not complete the acquisition as planned.

     On January 25, 2000, the shareholders approved an increase in the authorized common stock from 30,000,000 to 60,000,000 shares.

8. NEW ACCOUNTING PRONOUNCEMENTS

     During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 was not required to be implemented until fiscal year 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 by one year. This will require that the Company implement this statement in fiscal year 2001. Management is currently evaluating the effects that the adoption of SFAS No. 133 will have on the consolidated financial statements.

     On December 3, 1999, the Securities and Exchange Commission published Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB requires, among other things, that revenues derived from products or services in which companies typically act as an agent be reported on a net basis. This SAB is required to be implemented by the Company in fiscal year 2001. Had SAB No. 101 been implemented for all periods presented, total revenue and cost of sales would have decreased by approximately $1.3 million for the three months ended December 31, 1999 and by $0.8 million for the three months ended December 31, 1998. The adoption of SAB No. 101 is not expected to have any other impact on results of operations.

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

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

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 DESCRIPTION OF INSIDE BACK COVER PAGE GRAPHICS

The back cover page graphics consist of a solid blue field with gold lettering that reads "WHERE WE ARE," a geographic map which measures approximately 7.5 inch (width) by 4.75 inch (length) (based on an 8.5 inch by 11 inch page) horizontally on the upper half of the page, and five logos vertically aligned in the lower half of the page.

The horizontally aligned geographic map on the upper half of the page depicts the regions of the U.S.A. in which Tweeter has stores. Blue, red, yellow, green and purple dots mark store locations and states in which Tweeter stores are located are offset by gold fill in the maps.

The five logos vertically aligned in the lower half of the page read from top to bottom as follows:

   1.  "Tweeter, etc.;"

   2.  "Bryn Mawr Stereo & Video;"

   3.  "HiFi Buys;"

   4.  "Home Entertainment;" and

   5.  "DOW Stereo/Video."

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Special Note Regarding Forward-
  Looking Statements..................   13
Price Range of our Common Stock.......   14
Use of Proceeds.......................   14
Dividend Policy.......................   14
Capitalization........................   15
Selected Consolidated Financial and
  Operating Data......................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   31
Management............................   43
Principal and Selling Stockholders....   46
Underwriting..........................   48
Legal Matters.........................   50
Experts...............................   50
Information Incorporated by
  Reference...........................   50
Where You Can Find Additional
  Information.........................   51
Index to Consolidated Financial
  Statements..........................  F-1

-----------------------------------------------------------

[TWEETER HOME ENTERTAINMENT GROUP LOGO]
2,550,000 SHARES
COMMON STOCK
DEUTSCHE BANC ALEX. BROWN

PAINEWEBBER INCORPORATED

DAIN RAUSCHER WESSELS
PROSPECTUS

FEBRUARY 7, 2000